SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 5, 2007

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2007:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months and nine months ended September 29, 2007; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES
EX-12.1
EX-12.2
EX-13.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
          The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months and nine months ended September 29, 2007 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2006 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 14, 2007 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2006 as filed with the SEC on March 14, 2007, as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.
Critical Accounting Policies Using Significant Estimates
          The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values; evaluation of the fair value of marketable securities classified as available-for-sale for which no observable market price is obtainable; restructuring charges; other non-recurring special charges and stock-based compensation charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; provisions for specifically identified income tax exposures and income tax uncertainties; and evaluation of tax provisions. We base our estimates and assumptions on historical experience and on various other factors such as market trends, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
          We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:
•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In the first nine months of 2007, we did not record any new specific provision related to bankrupt customers in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At September 29, 2007, the value of goodwill amounted to $230 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. During the third quarter of 2007, we performed our annual review of impairment of goodwill and based on this test no impairment charges were required to be recorded.
•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. We recorded $2 million impairment charges in the third quarter of 2007 on certain technologies following our decision to discontinue our activities using those technologies. At September 29, 2007, the value of intangible assets in our consolidated financial statements subject to amortization amounted to $165 million.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset, strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected and a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market evolution and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. As at September 29, 2007, as part of the 2007 new restructuring plan, we identified certain tangible assets, mainly equipment, without alternative future use, which generated a charge of $10 million.

•	Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•	Asset disposal. On May 22, 2007, we entered into a definitive agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of businesses which for our Company had been included in our Flash Memory Group. Upon signature of this agreement, the conditions were met for “assets held for sale” treatment in our consolidated financial statements for the assets to be contributed to the new company. Upon movement of the assets to be contributed, which consisted primarily of fixed and intangible assets to “assets held for sale”, the relevant depreciation and amortization charges were stopped under Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). Furthermore, FAS 144 requires an impairment analysis when assets are moved to “assets held for sale” based on the difference between the Net Book Value and the Fair Value, less costs to sale, of the group of assets (and liabilities) to be sold. As a result of this review, we have registered a loss in the first nine months of 2007 of $857 million and $3 million of other related disposal costs. Fair value less costs to sell was based on the net consideration of the agreement and significant estimates. The final amount could be materially different subject to adjustments due to business evolution before closing of the transaction.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first nine months of 2007, the net amount of restructuring charges and other related closure costs amounted to $76 million before taxes (including the $3 million related to the FMG deconsolidation as mentioned above). As at September 29, 2007, we incurred $46 million restructuring charges (excluding any impairment charges that are mentioned above) of the total expected approximate $270 million to $300 million in pre-tax charges associated with the new 2007 restructuring plan of our manufacturing activities. The plan was defined on July 10, 2007 and is expected to take two to three years to complete. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•	Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on the fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting the market performance and financial results targets, the forfeitures and the service period of our employees. As a result, we recorded in the first nine months of 2007 a total pre-tax charge of $47 million out of which $5 million are related to the 2005 Unvested Stock Award Plan, $31 million to the 2006 Unvested Stock Award Plan and $11 million to the 2007 Unvested Stock Award Plan.

•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of September 29, 2007, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, in our estimates of the valuation allowance, or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public findings.

We record a provision when we believe that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

As of the end of the first nine months of 2007, based on our assessment, we did not record any provisions in our financial statements relating to legal proceedings, because we had not identified any risk of probable loss that is likely to arise out of the proceedings. There can be no assurance, however, that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At September 29, 2007, our pension obligations amounted to $362 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.
Fiscal Year
          Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2007 ended on March 31, 2007, the second quarter of 2007 ended on June 30, 2007, and the third quarter of 2007 ended on September 29, 2007. The fourth quarter of 2007 will end on December 31, 2007. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.
Business Overview
          The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
          Effective January 1, 2007, to meet the evolving requirements of the market together with the pursuit of a strategic repositioning in Flash memory, we have reorganized our product segment groups into the Application Specific Product Groups, the Industrial and Multisegment Sector and the Flash Memories Group, however, the Flash Memories Group is going to be disposed. Since such date we report our sales and operating income in three segments:
•	the Application Specific Groups (“ASG”) is comprised of the newly created Mobile, Multimedia & Communications Group (“MMC”) and the Home Entertainment & Displays Group (“HED”) as well as the existing Automotive Product Group (“APG”) and Computer Peripherals Group (“CPG”);

•	the Industrial and Multisegment sector (“IMS”) is comprised of the former Micro, Power, Analog (“MPA”) segment, which includes discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division); non-Flash memory products; and Micro-Electro-Mechanical Systems (“MEMS”) activity; and

•	the Flash Memories Group (“FMG”), incorporates all the Flash memory operations (both NOR and NAND), including Technology R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide.

          Based upon most recently published estimates, in the first nine months of 2007, semiconductor industry revenue increased year-over-year by approximately 4% for both the TAM and the SAM. For the third quarter of 2007, the TAM and the SAM both registered an increase of approximately 6% and approximately 10%, respectively on a year-over-year basis; on a sequential basis, the TAM increased by approximately 13% and the SAM increased by approximately 15%.
          Our net revenues for the first nine months of 2007 were $7,258 million, decreasing 1.5% compared to $7,371 million in the first nine months of 2006, as a result of a drop in the Telecom and Computer segments exceeding the increase in Industrial, Consumer and Automotive segments. Flash memory revenues declined 16.0%. Excluding Flash memory, our sales for the first nine months of 2007 were $6,252 million, an increase of 1.3% compared to the same period in 2006. Our sales performance was below both the TAM and the SAM.
          On a year-over-year basis, our third quarter 2007 net revenues increased by 2.1% to $2,565 million, from $2,513 million in the third quarter of 2006. This growth was mainly driven by the Consumer, Industrial and Automotive segments. Flash memory revenues declined 7.2%. Excluding Flash memory, our sales in third quarter 2007 were $2,213 million and increased by 3.7% on a year-over-year basis. Our revenue performance was also below the TAM and the SAM.
          On a sequential basis, net revenues for the third quarter 2007 increased by 6.1% from $2,418 million. This sequential improvement was driven by a double-digit growth in the Computer and Telecom segments as well as a solid mid-single-digit growth in Digital Consumer, while Automotive declined in line with seasonal market weakness. Flash memory increased by 6.2%. Revenues were in the upper range of the guidance released to the market anticipating a sequential growth between 2% and 7%. Excluding Flash memory, our sales in third quarter 2007 increased sequentially by 6.1% to $2,213 million. Our sequential revenue performance was below the TAM and the SAM.
          Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro since our revenues are mainly driven by the U.S. dollar, which is the reference currency for the semiconductor industry, while a large part of our costs are denominated in other currencies. In the first nine months of 2007, our effective exchange rate was $1.33 for €1.00, which reflects actual exchange rate levels and the impact of certain hedging contracts, compared to an effective exchange rate of $1.23 for €1.00 in the first nine months of 2006. In the third quarter of 2007, our effective exchange rate was $1.36 for €1.00, while in the third quarter of 2006 our effective exchange rate was $1.26 for €1.00 and in the second quarter of 2007 our effective exchange rate was $1.33 for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.
          In third quarter 2007, following a comprehensive review of employee benefit plans, we revised our accounting for a seniority award program, which had been in existence at a large affiliate since 1986. Historically, charges were expensed when incurred and are now accrued over the service period of the employee. In connection with this change, we incurred a one-time, non-cash, pre-tax charge for past periods of about $21 million, of which more than $7 million was in cost of goods sold, more than $8 million was in R&D and nearly $5 million was in selling, general and administrative expenses. This revision to methodology had no material impact on prior periods.
          Our gross margin for the first nine months of 2007 decreased to 34.8%, compared to 35.6% for the equivalent period in the previous year. The lower gross margin mainly resulted from the weakening of the U.S. dollar exchange rate which, coupled with selling price erosion, exceeded the benefits of a higher sales volume and of the improved manufacturing efficiencies. On a year-over-year basis, our quarterly gross margin experienced a similar trend decreasing from 36.0% in 2006 to the current 35.2%, which includes the one-time charge associated with a seniority program provision that reduced gross margin by approximately 30 basis points.
          On a sequential basis, our gross margin slightly increased from 34.7% in the second quarter of 2007. This was the result of the combined favorable effect of improved manufacturing efficiencies, higher sales volume and improved product mix, which exceeded the continued negative impact of pricing pressures and the weakening of the U.S. dollar exchange rate. Our third quarter performance was within the guidance that indicated a gross margin of approximately 35.5% plus or minus 1 percentage point.

          Our operating expenses for the first nine months of 2007, defined by combined selling, general and administrative expenses and research and development expenses, increased to $2,125 million compared to $2,024 million in the first nine months of 2006, almost entirely due to the weakening of the U.S. dollar exchange rate. In the first nine months of 2007, our operating expenses included $39 million in share-based compensation expenses compared to $9 million in the first nine months of 2006. Due to the decline in revenues, our operating expenses to sales ratio was 29.3%, exceeding the 27.5% comparable ratio registered for the first nine months of 2006. In the third quarter of 2007, our operating expenses, as a percentage of sales, decreased sequentially to 27.8% from 29.6%.
          “Other income and expenses, net” resulted in a net income of $20 million in the first nine months of 2007 compared to a net expense of $28 million in the first nine months of 2006, mainly due to higher research and development funding and lower start up costs. In the third quarter of 2007, we registered a net income of $24 million, which resulted from the posting of a high amount of research and development funding associated with the approval of certain programs that occurred in the quarter.
          In the first nine months of 2007, we also registered a charge of $949 million for impairment, restructuring charges and other related closure costs, of which a $857 million impairment loss and $3 million of other related disposal costs were related to the upcoming disposal of our FMG assets; in addition, we registered impairment and restructuring charges related to our new 2007 manufacturing restructuring plan and to former 150-mm restructuring and headcount reduction plans. In the first nine months of 2006, impairment, restructuring charges and other related closure costs amounted to $67 million relating to our 150-mm restructuring, headcount reduction plan and impairment of goodwill and intangible assets related to the Tioga acquisition.
          Our operating result in the first nine months of 2007 was a loss of $529 million compared to an income of $504 million in the first nine months of 2006, mainly due to the higher amount of impairment and restructuring charges. However, excluding impairment and restructuring charges, our operating income also decreased compared to the previous year because of the negative impacts of pricing pressures and the weakening of the U.S. dollar.
          Our operating result in the third quarter of 2007 was an income of $181 million, declining compared to the equivalent period of 2006 because of pricing pressure and the weakening of the U.S. dollar, but increasing sequentially over the recorded loss of $772 million in the second quarter of 2007, which was largely due to the booking of impairment and restructuring charges in that quarter. Even excluding restructuring and impairment charges, which were particularly high in the second quarter of 2007, our operating profit improved significantly on a sequential basis, from $134 million in the second quarter of 2007 to $212 million in the third quarter of 2007, leveraging on sales expansion, higher gross margin and more efficient cost controls. Operating margin, excluding impairment and restructuring charges, increased from 5.5% to 8.3%. Excluding Flash memory, and before impairment, restructuring and the one-off charges, operating margin was 9.1% in the third quarter of 2007.
          We recorded a net interest income of $57 million in the first nine months of 2007 originated by our diversified investment management of available liquidity. In the first nine months of 2007, we also recorded a $12 million income recognition related to our joint venture with Hynix Semiconductor Inc. in China as a benefit of production build-up registered as “Earnings on equity investments”.
          In summary, our financial results during the first nine months of 2007 were negatively impacted by the following factors:
•	impairment and restructuring charges;

•	decline in revenues mainly due to the negative pricing trends;

•	weakening of the U.S. dollar; and

•	higher operating expenses to sales ratio.
              These factors were partially offset by the following favorable factors:
•	continuous improvement of our manufacturing performances;

•	significant favorable balance of “other income and expenses, net”; and

•	earnings on equity investments.
          Our third quarter financial results came well in line with our expectations. Net revenues increased sequentially at the high end of our outlook range of 2% to 7%, and gross margin was in the middle of our range excluding the one time charge.
          ASG, which represented 54% of net revenues, posted the largest sequential quarterly improvements in both sales and operating income. ASG sales were up 7% sequentially on double-digit Wireless and Computer performance. Reflecting a more favorable product mix, as well as manufacturing cost improvements, ASG’s operating income increased about $90 million sequentially, leading to an operating margin over 10% for the 2007 third quarter.
          ASG’s performance in combination with good operating leverage in the third quarter from IMS resulted in a solid increase on our return on net assets (“RONA”).
          An important highlight of the third quarter was our successful progress in wireless, demonstrating both our current, as well as future, leadership positioning in this key market. We delivered double-digit sequential growth in Wireless in the quarter. In addition, we have started to ramp, at a strong pace, our 3G digital baseband products at Ericsson Mobile Platform licensees. In addition, on November 5, 2007 we announced the closing of a strategic 3G digital-baseband sourcing agreement with Nokia, which includes a talented team of design engineers.
          These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information – Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Business Outlook
          Looking to the fourth quarter we see a seasonal revenue growth pattern evolving for our Company. We expect sequential sales to increase in the range between 4% and 9%. Due to currency factors and anticipated product mix in the fourth quarter, we would expect that the gross margin for the quarter will be about 36.5%, plus or minus one percentage point. We are completing our budgeting for 2008. Following the separation of FMG, we are targeting to bring our capital expenditures to sales ratio below 10% for next year, further boosting our cash generation capability. These objectives are based on an assumed effective currency exchange rate of approximately $1.41 to €1.00 for the fourth quarter of 2007, which reflects current exchange rates levels combined with the expected impact of existing hedging contracts.
          These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments in the First Nine Months of 2007
          As of January 1, 2007, we reorganized our product segment groups as follows: the Application Specific Groups, the Industrial and Multisegment Sector and the Flash Memories Group. The Application Specific Groups include the existing Automotive Products Group and Computer Peripherals Group and the newly created Mobile, Multimedia & Communications Group and Home Entertainment & Displays Group. The Industrial and Multisegment Sector contain the Microcontrollers, Memories & Smartcards Group and the Analog, Power & MEMS Group. The Flash Memories Group incorporates all Flash memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. In conjunction with this realignment, we announced a number of new executive and corporate vice presidents. These include Mr. Mario Licciardello as the Corporate Vice President and General Manager of the stand-alone Flash Memories Group; Mr. Carmelo Papa was promoted to Executive Vice President leading the Industrial and Multisegment Sector; Mr. Claude Dardanne as the new Corporate Vice President leading the Microcontrollers, Memories & Smartcards Group; Mr. Tommi Uhari was promoted to Executive Vice President over Mobile, Multimedia & Communications Group; and Mr. Christos Lagomichos promoted to Corporate Vice President for the Home Entertainment & Displays Group.

          On January 16, 2007, we confirmed that the technology development at Crolles will continue beyond 2007, after the announcement that NXP Semiconductors B.V. (“NXP Semiconductors”) will withdraw from the Crolles2 alliance at the end of 2007 and the joint technology cooperation agreements with NXP Semiconductors and Freescale Semiconductor, Inc. (“Freescale Semiconductor”) will expire on December 31, 2007. The Crolles2 alliance, in which we have partnered with NXP Semiconductors and Freescale Semiconductor, will work together to complete the program on 45-nm CMOS and manage the transition throughout 2007.
          On January 22, 2007, a new option agreement was enacted with an independent foundation, Stichting Continuïteit ST (the “Stichting”), which will have an independent board. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting has the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable if the board of the Stichting determines that hostile actions, such as a creeping acquisition or an unsolicited offer for our common shares, would be contrary to our interests, the interests of our shareholders, or of other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The new option agreement with the Stichting reflects changes in Dutch legal requirements, not a response to any hostile takeover attempt.
          On February 14, 2007, we announced the expansion of our partnership with Premier Indian Institutes, BITS Pilani and IIT Delhi, to set up research and innovation labs. The main objective of these partnerships is to facilitate proliferation of Very Large Scale Integration (VLSI) design and the labs are expected to be operational by the second quarter of 2007.
          In 2006, our shareholders at our annual shareholders meeting approved the grant of up to 5 million Unvested Stock Awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. Pursuant to such approval, the Compensation Committee approved in April 2006 the conditions which shall apply to the vesting of such awards. These conditions related to three criteria related to our financial performance as well as the continued presence at the defined vesting dates in 2007, 2008 and 2009. About 5 million shares have been awarded under this plan as of March 31, 2007 and on February 28, 2007, the Compensation Committee noted that the three conditions fixed in April 2006 have been fulfilled triggering the vesting of the first tranche of the 2006 awards on April 27, 2007.
          At our general meeting of shareholders held on April 26, 2007, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:
•	a cash dividend of $0.30 per share, an approximately 150% increase to last year’s cash dividend distribution. The cash dividend distribution took place in May 2007. On May 21, 2007, our common shares traded ex-dividend on the three stock exchanges on which they are listed;

•	the appointment of Mr. Ray Bingham and Mr. Alessandro Ovi for three-year terms until the 2010 annual general meeting of shareholders as new Supervisory Board members in replacement of Mr. Robert White whose mandate was up at this year’s annual shareholders’ meeting and Mr. Antonio Turicchi who resigned from his position effective as of this year’s annual shareholders’ meeting;

•	the approval of the main principles of the 2007 share-based compensation plan for our employees and CEO. As part of such plan and specifically as approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 ordinary shares;

•	the adoption of the share-based compensation plan, for members of our Supervisory Board;

•	the designation of our Supervisory Board as the corporate body authorized to resolve upon (i) issuance of any number of shares as comprised in the authorized share capital of our Company as this shall read from time to time, (ii) upon the terms and conditions of an issuance of shares, (iii) upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares, and (iv) upon the granting of rights to subscribe for shares, all for a five-year period as of the date of our 2007 annual shareholders’ meeting;

•	the authorization of our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up ordinary shares and/or preference shares in our share capital as is permitted by law and our Articles of Association as per the moment of such acquisition – other than acquisition of shares pursuant to article 5, paragraph 2 of our Articles of

Association – for a price (i) per ordinary share which at such moment is within a range between the par value of an ordinary share and 110% of the share price per ordinary share on Eurolist by EuronextTM Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is calculated in accordance with article 5, paragraph 5 of our Articles of Association, taking into account the amendment to our Articles of Association, for a period of eighteen months as of the date of our 2007 annual shareholders’ meeting; and

•	amendments to our Articles of Association.
In addition, at our annual general meeting of shareholders held in Amsterdam on April 26, 2007, our shareholders approved our accounts which were reported in accordance with International Financial Reporting Standards (IFRS).

On May 22, 2007, we announced that we had entered into a definitive agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of businesses which last year generated approximately $3.6 billion in combined annual revenue. The new company’s strategic focus will be on supplying Flash memory solutions for a variety of consumer and industrial devices, including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment. Under the terms of the agreement, we will sell our Flash memory assets, including our NAND joint venture interest and other NOR resources, to the new company while Intel will sell its NOR assets and resources. In exchange, Intel will receive a 45.1% equity ownership stake and a $432 million cash payment at close and we will receive a 48.6% equity ownership stake and a $468 million cash payment at close. Francisco Partners L.P., a Menlo Park, California-based private equity firm, will invest $150 million in cash for convertible preferred stock representing a 6.3% ownership interest, subject to adjustment in certain circumstances. Concurrently, the parties have arranged for the new company to receive firm commitments for a $1.3 billion term loan and $250 million revolver. The term loan was underwritten by a consortium of banks last May. Proceeds from the term loan will be used for working capital and payment to us and Intel for the purchase price. On July 19, 2007, we announced that the pending new company will be named “NumonyxTM”. As described in further detail above under the heading “Critical Accounting Policies Using Significant Estimates — Asset Disposal”, the creation of Numonyx gave rise to the assets being contributed to the new company being classified as “assets held for sale” requiring an impairment analysis. As a result of this review, we have registered a loss in the first nine months of 2007 of $857 million and $3 million of other related disposal costs. The final amount of the loss could be materially different subject to adjustments due to business evolution before closing of the transaction. With the recently received approval from the United States Federal Trade Commission and the prior European Commission approval, all required regulatory clearances for Numonyx have been received. Numonyx is on track for a launch in the fourth quarter of 2007.

On June 18, 2007, we committed to a new program to optimize our cost structure which involves the closing of three manufacturing operations. Over the next two to three years we will wind down operations of our 200-mm wafer fab in Phoenix (Arizona), our 150-mm fab in Carrollton (Texas) and our back-end packaging and test facility in Ain Sebaa (Morocco). The plan was announced on July 10, 2007. We expect these measures to generate savings of approximately $150 million per year in the cost of goods sold once the plan is completed. The total impairment and restructuring charges for this program are expected to be in the range of $270 million and $300 million of which approximately $250 million are estimated to be cash charges.

On July 24, 2007, we announced that we have signed an agreement with IBM to collaborate on the development of next-generation process technology that is used in semiconductor development and manufacturing. The agreement includes 32-nm and 22-nm complementary metal–oxide–semiconductor (CMOS) process-technology development, design enablement and advanced research adapted to the manufacturing of 300-mm silicon wafers. In addition, it includes both the core bulk CMOS technology and value-added derivative System-on-Chip (“SoC”) technologies and positions both companies at the leading edge of technology development. The new agreement between IBM and us will also include collaboration on IP development and platforms to speed the design of SoC devices in these technologies.

On August 8, 2007, we announced our intention to deepen our collaboration with Nokia on the licensing and supply of integrated circuit designs and modern technologies for 3G and its evolution and on November 5, 2007, we announced that we closed the agreement. The agreement includes a transfer of a part of Nokia’s Integrated Circuit (IC) operations to us. The multifaceted agreement will enable us to design and manufacture 3G chipsets based on Nokia’s modem technologies, energy management and RF (radio frequency) technology, and deliver complete solutions to Nokia and the open market. The related transfer of competences is anticipated to concern approximately 200 Nokia employees in Finland and the UK. Nokia has completed the personnel consultation processes with its personnel representatives in respect of the anticipated transfer of employees. Nokia has also awarded us a design win of an advanced 3G HSPA (high-speed packet access) chipset supporting high data rates, which would be the first contribution of the acquired IC design operations. This design win represents our first win of a complete 3G chipset.

          On August 9, 2007, we announced that Phillippe Lambinet joined our Company as Corporate Vice President and General Manager of our Home Entertainment and Displays Group, reporting directly to our President and CEO.
Results of Operations
Segment Information
          We operate in two business areas: Semiconductors and Subsystems.
          In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our divisions, which include the production and sale of both silicon chips and Smart cards.
          Pursuing the strategic repositioning in Flash Memory and in order to better meet the requirements of the market, we realigned our product groups effective January 1, 2007. Since such date, we report our semiconductor sales and operating income in the following three product segments:
•	Application Specific Groups (“ASG”) segment, comprised of three product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multimedia & Communications Group (“MMC”) and Automotive Products (“APG”);

•	Flash Memories Group (“FMG”) segment, which will be disposed; and

•	Industrial and Multisegment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory products and Micro-Electro-Mechanical Systems (“MEMS”).
          We have restated our results in prior periods for illustrative comparisons of our performance by product segment and by period. The segment information of 2006 has been restated using the same principles applied to 2007. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. However, we believe the presentation of the segment information for 2006 is comparable to 2007 and we are using these comparatives for business management.
          Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
          In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
          The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
	(in $ millions)
Net revenues by product segments:
Application Specific Groups (ASG)	$1,394	$1,370	$3,918	$4,054
Industrial and Multisegment Sector (IMS)	804	754	2,292	2,081
Flash Memories Group (FMG)	352	379	1,006	1,198
Others(1)	15	10	42	38

Total consolidated net revenues	$2,565	$2,513	$7,258	$7,371

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
	(in $ millions)
Operating income (loss) by product segments:
Application Specific Groups (ASG)	$142	$125	$195	$328
Industrial and Multisegment Sector (IMS)	129	134	338	316
Flash Memories Group (FMG)	(35)	(17)	(77)	(29)
Total operating income of product segments	236	242	456	615
Others(1)	(55)	(48)	(985)	(111)

Total consolidated operating income	$181	$194	$(529)	$504

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
		(as percentages of net revenues)
Operating income (loss) by product segments:
Application Specific Groups (ASG) (1)	10.2%	9.1%	5.0%	8.1%
Industrial and Multisegment Sector (IMS) (1)	16.0	17.8	14.7	15.2
Flash Memories Group (FMG) (1)	(9.9)	(4.5)	(7.7)	(2.4)
Others(2)	—	—	—	—

Total consolidated operating income(3)	7.0%	7.7%	(7.3)%	6.8%

(1)	As a percentage of net revenues per product group.

(2)	As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
	(in $ millions)
Reconciliation to consolidated operating income:
Total operating income of product segments	$236	$242	$456	$615
Strategic and other research and development programs	(6)	(3)	(14)	(8)
Start-up costs	(4)	(16)	(19)	(41)
Impairment, restructuring charges and other related closure costs	(31)	(20)	(949)	(67)
Other non-allocated provisions(1)	6	(9)	17	5
Total operating loss Others(2)	(55)	(48)	(985)	(111)

Total consolidated operating income	$181	$194	$(529)	$504

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

(2)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.
Net revenues by location of order shipment and by market segment
          The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
	(in millions)
Net Revenues by Location of Order Shipment(1)
Europe	$773	$794	$2,355	$2,293
North America(2)	304	292	871	928
Asia Pacific	491	534	1,334	1,584
Greater China	747	647	1,949	1,900
Japan	115	111	357	288
Emerging Markets(2)(3)	135	135	392	378

Total	$2,565	$2,513	$7,258	$7,371

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)	As of July 2, 2006, the region “North America” includes Mexico, which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

(3)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

     The table below shows our net revenues by location of order shipment and market segment application in percentages of net revenues:

	(unaudited)		(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
	(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe	30.1%	31.6%	32.4%	31.1%
North America(2)	11.8	11.6	12.0	12.6
Asia Pacific	19.2	21.2	18.4	21.5
Greater China	29.1	25.8	26.9	25.8
Japan	4.5	4.4	4.9	3.9
Emerging Markets(2)(3)	5.3	5.4	5.4	5.1

Total	100.0%	100.0%	100.0%	100.0%
Net Revenues by Market Segment Application(4):
Automotive	14.5%	14.5%	15.5%	15.0%
Consumer	17.4	16.6	17.2	16.2
Computer	16.2	16.2	16.0	16.5
Telecom	37.1	38.1	35.9	38.1
Industrial and Other	14.8	14.6	15.4	14.2

Total	100.0%	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)	As of July 2, 2006, the region “North America” includes Mexico, which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

(3)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(4)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.
          The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)
	Three Months Ended		Nine Months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006
	(as percentage of net revenues)
Net sales	99.6%	99.6%	99.7%	99.8%
Other revenues	0.4	0.4	0.3	0.2
Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(64.8)	(64.0)	(65.2)	(64.4)
Gross profit	35.2	36.0	34.8	35.6
Selling, general and administrative	(10.6)	(10.5)	(11.1)	(10.7)
Research and development	(17.2)	(16.8)	(18.2)	(16.8)
Other income and expenses, net	0.9	(0.2)	0.3	(0.4)
Impairment, restructuring charges and other related closure costs	(1.2)	(0.8)	(13.1)	(0.9)
Operating income	7.0	7.7	(7.3)	6.8
Interest income, net	0.9	0.7	0.8	1.0
Earnings (loss) on equity investments	0.1	(0.1)	0.2	(0.1)
Income before income taxes and minority interests	8.0	8.3	(6.3)	7.7
Income tax expense	(0.7)	(0.1)	(0.4)	(0.8)
Income before minority interests	7.3	8.2	(6.7)	6.9
Minority interests	—	—	(0.1)	—
Net income	7.3%	8.2%	(6.8)%	6.9%

Third Quarter of 2007 vs. Third Quarter of 2006 and Second Quarter of 2007
          Based upon most recently published estimates, in the third quarter of 2007, semiconductor industry revenue on a year-over-year basis increased by approximately 6% for the TAM and by approximately 10% for the SAM. On a sequential basis, revenues in the third quarter of 2007 increased by approximately 13% for the TAM and by approximately 15% for the SAM.
     Net Revenues

	Quarter Ended			% Variation
	September 29,	June 30,	September 30,
	2007	2007	2006	Sequential	Year-over-year
	(unaudited, in $ millions)
Net sales	$2,555	$2,409	$2,502	6.1%	2.1%
Other revenues	10	9	11	14	(10.1)

Net revenues	$2,565	$2,418	$2,513	6.1%	2.1%

     Year-over-year comparison
          Our third quarter 2007 net revenues increased by 2.1% compared to the third quarter of 2006, mainly as a result of higher sales volume and improved product mix. Average selling prices remained under pressure and registered a year-over-year decrease of approximately 8%.
          With reference to our product group segments, IMS and ASG improved their revenue performance, while FMG net revenues registered a negative variation. The growth rate for IMS was 6.7%, while for ASG it was 1.8%. Both of the group’s growth rates were driven by higher sales volumes and a more favorable product mix. ASG net revenues increased mainly in Connectivity, Cellular Communication, Data Storage and Automotive, while a decrease was registered in Imaging, as a result of the combined effect of a drop in selling prices and sales units. FMG net revenues decreased 7.2% as a result of a drop in selling prices; Wireless Flash decreased approximately 26.5% while NAND increased by approximately 128.8%.
          By market segment application, Consumer and Industrial were the main contributors to the positive year-over-year variation while a slight decline was registered in Telecom.
          By location of order shipment, the most significant increase was experienced in the Greater China region which improved by 15.5%; North America, Japan and Emerging markets regions improved their net revenues by 4.1%, 3.4% and 0.1%, respectively, while net revenues decreased by 7.9% and 2.7% in Asia Pacific and in Europe, respectively. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 21% of our third quarter of 2007 net revenues, which was lower than the approximate 22% it accounted for during the third quarter of 2006. Our top ten OEM (original equipment manufacturers) customers accounted for approximately 50% of our net revenues compared to approximately 51% in the third quarter of 2006. Sales to distributors accounted for approximately 19% in the third quarter of 2007, at the same level as in the third quarter of 2006.
     Sequential comparison
          Our third quarter 2007 net revenues grew by 6.1% due to higher overall units sold and an improved product mix, in spite of a decrease in average selling prices. All product group segments registered an increase in net revenues. ASG increased by 7.0%, driven by higher sales volume; the more favorable variations were in Data Cellular Communication, Data Storage and Connectivity, while a seasonal decline was experienced in Automotive. IMS increased by 4.9% led by higher volume. FMG sales were up by 6.2% driven by sales volume; NOR Flash products remained substantially flat while NAND products increased by approximately 30.8%.
          Almost all of our market segment applications experienced an increase in revenues except for Automotive, with main contribution for the increase coming from Computer, Telecom and Consumer.
          By location of order shipment, the larger revenues increases were in Asia Pacific, Greater China, North America and Emerging markets by 18.7%, 15.6%, 7.3% and 3.2%, respectively; while Japan and Europe experienced a decrease of their net revenues by 12.2% and 4.9%, respectively, impacted by seasonality effects. In the third quarter of 2007, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 21% of our net revenues, increasing from the 20% it accounted for during the second quarter of 2007. Our top ten OEM customers accounted for approximately 50% of our net revenues in the third quarter of 2007 compared to 48% in the second quarter of 2007. Sales to distributors were approximately 19% in the third quarter of 2007 compared to 17% in the second quarter of 2007.
          Gross profit

	Quarter Ended			% Variation
	September 29,	June 30,	September 30,		Year-over-
	2007	2007	2006	Sequential	year
	(unaudited, in $ millions)
Cost of sales	$(1,663)	$(1,580)	$(1,609)	(5.3)%	(3.3)%
Gross profit	$902	$838	$904	7.7%	(0.2)%
Gross margin (as a percentage of net revenues)	35.2%	34.7%	36.0%	—	—
          On a year-over-year basis, our gross profit was basically flat despite higher revenues in 2007, which led to a decline in gross margin from 36.0% to 35.2%. This decline includes a one-time charge for a seniority program that negatively impacted the third quarter of 2007 by approximately 30 basis points. Apart from that, the gross margin erosion has been caused mainly by the combined effect of negative price trends and the unfavorable U.S. dollar exchange rate, which was partially offset by gains in manufacturing efficiencies. On a sequential basis, our gross profit increased by 7.7%, mainly driven by improved manufacturing efficiencies, higher sales volume and improved product mix, partially compensated by negative impacts of selling prices, the weakening U.S. dollar exchange rate and the one-time effect of the above-mentioned seniority award provision. Thanks to these factors, our gross margin recovered 50 basis points reaching the level of 35.2%, after having absorbed the one-time charges which impacted gross margin by approximately 30 basis points. Excluding Flash memory, gross profit was $865 million for the third quarter of 2007, representing a gross margin improvement to 39.1%, compared to 37.8% in the second quarter.
          Selling, general and administrative expenses

	Quarter Ended			% Variation
	September 29,	June 30,	September 30,		Year-over-
	2007	2007	2006	Sequential	year
	(unaudited, in $ millions)
Selling, general and administrative expenses	$(272)	$(270)	$(264)	(0.7)%	(3.3)%
As percentage of net revenues	(10.6)%	(11.2)%	(10.5)%	—	—
          The amount of our selling, general and administrative (“SG&A”) expenses increased on a year-over-year basis, mainly due to the U.S. dollar rate weakening, higher share-based compensation charges and the one-time charge related to the seniority award. Our share-based compensation charges were $8 million in the third quarter of 2007 ($1 million in the third quarter of 2006) and the effect of seniority award to SG&A amounted to $5 million. Despite our net revenues increase, our third quarter 2007 ratio of SG&A remained basically flat at 10.6%.
          SG&A expenses were flat sequentially. Thanks to higher revenues, SG&A expenses as a ratio to revenues improved significantly to 10.6% from 11.2%.
          Research and development expenses

	Quarter Ended			% Variation
	September 29,	June 30,	September 30,		Year-over-
	2007	2007	2006	Sequential	year
	(unaudited, in $ millions)
Research and development expenses	$(442)	$(446)	$(421)	0.9%	(4.8)%
As percentage of net revenues	(17.2)%	(18.4)%	(16.8)%	—	—

        On a year-over-year basis, our research and development expenses increased mainly due to the negative impact of the effective U.S. dollar exchange rate and one-time charges for a seniority award of nearly $9 million. Furthermore, the third quarter 2007 amount included $4 million of share-based compensation charges ($1 million in the third quarter of 2006). On a sequential basis, research and development decreased as a result of improved manufacturing efficiencies. Our share-based compensation charges to research and development expenses were $3 million in the second quarter of 2007.
     Other income and expenses, net

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Research and development funding	$35	$15	$19
Start-up costs	(4)	(5)	(15)
Exchange gain (loss), net	—	1	(1)
Patent litigation costs	(3)	(5)	(5)
Patent pre-litigation costs	(3)	(3)	(2)
Gain (loss) on sale of other non-current assets, net	1	(1)	—
Other, net	(2)	10	(1)
Other income and expenses, net	$24	$12	$(5)
As a percentage of net revenues	0.9%	0.5%	(0.2)%
          Other income and expenses, net mainly include, as income, items such as research and development funding and as expenses, start-up costs, and patent claim costs. In the third quarter of 2007, research and development funding income was associated with our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the third quarter of 2007, all of these factors resulted in a net income of $24 million, originated by the $35 million in research and development funding which experienced a quarterly-related strong increase in comparison to prior periods. As a result of a revised manufacturing strategy, the amount of start-up costs also decreased compared to prior periods.
       Impairment, restructuring charges and other related closure costs

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Impairment, restructuring charges and other related closure costs	$(31)	$(906)	$(20)
          In the third quarter of 2007, we recorded impairment, restructuring charges and other related closure costs of $31 million. This expense was related to:
•	an amount of $16 million related to the severance costs and impairment charge booked in relation to the 2007 restructuring plan of our manufacturing activities;

•	a charge of $5 million generated by our 150-mm restructuring plan;

•	an impairment charge of $3 million related to a financial investment carried at cost;

•	$3 million of other related disposal costs booked upon signing the agreement for the pending disposal of our FMG assets;

•	an impairment charge of $2 million related to certain technologies without alternative future use due to our decision to withdraw from one of our activities in Asia; and

•	a charge of $2 million for employee benefits relating to a headcount restructuring plan which is associated with the closure of a small site in France we completed as part of our product portfolio strategy of pruning non-profitable product lines.

          In the third quarter of 2006, impairment, restructuring charges and other related closure costs amounted to $20 million and were mainly related to $5 million for the headcount restructuring plan, $5 million for 150-mm restructuring plan, and $10 million pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products.
          In the second quarter of 2007, we recorded $906 million in impairment, restructuring charges and other related closures costs, composed of $857 million booked upon signing the agreement for the pending disposal of our FMG assets, $40 million for severance costs related to the new 2007 restructuring plan of our manufacturing activities, $6 million for the 150-mm restructuring plan, and $3 million for the headcount restructuring plan.
          See Note 7 to our Unaudited Interim Consolidated Financial Statements.
     Operating income (loss)

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Operating income (loss)	$181	$(772)	$194
As a percentage of net revenues	7.0%	(31.9)%	7.7%
          Year-over-year basis
               Our operating income decreased 7.0% despite continuous improvements in our manufacturing efficiencies, since it was negatively impacted by a decline in selling prices, a weakened U.S. dollar and the seniority award adjustment. With reference to our product group segments, we registered an operating income in ASG and IMS, and a loss in FMG. ASG operating income was $142 million, increasing from an operating income of $125 million, primarily due to the increase in its revenues. In spite of an increase in revenue, IMS operating income slightly decreased from $134 million to $129 million, since the benefit of higher sales was offset by the negative impact of a decline in selling prices. FMG operating loss further deteriorated from $17 million to $35 million in the third quarter of 2007 mainly due to the drop in its revenues.
          Sequentially
               On a sequential basis, our operating results significantly improved since the second quarter was negatively impacted by a significant amount of impairment and restructuring charges. Furthermore, the improvement in our operating income was also driven by revenues and manufacturing efficiencies, which exceeded the negative impact of the persisting pricing pressure and the weakening of the U.S. dollar.
               ASG operating income improved highly leveraging on the sales volume increase. IMS operating income also increased on a sequential basis due to the higher level of sales and a lower level of operating expenses. FMG further deteriorated its operating loss from $25 million to $35 million. The group was also impacted by charges associated with lower manufacturing capacity utilization. Since most FMG assets are accounted for as assets held for sale, the group has ceased to record amortization and depreciation on related intangible and tangible assets classified in this category.

          Interest income, net

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Interest income, net	$22	$18	$17
               Net interest income was $22 million in the third quarter of 2007. The slight increase versus the previous quarter was due to the higher values of liquidity due to continuous cash generation, higher interbank rates and one-off commercial interest income.
          Earnings (loss) on equity investments

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Earnings (loss) on equity investments	$3	$3	$(1)
               As with prior periods, the earnings in the third quarter of 2007 are mainly related to our investment as minority shareholder in our joint venture with Hynix Semiconductor Inc. in China, basically equivalent to the amount in the previous quarter.
     Income tax expense

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Income tax expense	$(18)	$(4)	$(2)
               During the third quarter of 2007, we registered an income tax expense of $18 million that reflected an estimated annual effective tax rate of approximately 11%. Such annual income tax rate is calculated based on a 13% effective tax rate resulting from recurring operations, certain one-time income tax benefits, and tax benefits generated by restructuring initiatives which represented a tax rate of 26% as at September 29, 2007. Furthermore, we did not accrue any tax impact in the quarter which could be associated with the FMG impairment loss pending the appraisals of the fair value of the assets and the recognition of these fair values in the tax jurisdictions involved in the FMG transaction. During the third quarter of 2006, we had an income tax expense of $2 million. During the second quarter of 2007, we recorded an income tax expense of $4 million.
               Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

          Net income (loss)

	Quarter Ended
	September 29,	June 30,	September 30,
	2007	2007	2006
	(unaudited, in $ millions)
Net income (loss)	$187	$(758)	$207
As percentage of net revenues	7.3%	(31.4)%	8.2%
               For the third quarter of 2007, we reported a net income of $187 million, compared to a net income of $207 million in the third quarter of 2006 and net loss of $758 million in the second quarter of 2007. The loss in the second quarter of 2007 was mainly originated by the impairment and restructuring charges associated with the FMG pending disposal. Basic and diluted earnings per share for the third quarter of 2007 were $0.21 and $0.20 respectively, slightly lower than $0.23 and $0.22, respectively, in the third quarter of 2006.
First Nine Months of 2007 vs. First Nine Months of 2006
               Based upon most recently published estimates, in the first nine months of 2007, semiconductor industry revenue increased year-over-year by approximately 4% for both the TAM and the SAM.
          Net Revenues

	Nine Months Ended
	September 29, 2007	September 30, 2006	% Variation
	(unaudited, in $ millions)
Net sales	$7,233	$7,356	(1.7)%
Other revenues	25	15	63.2
Net revenues	$7,258	$7,371	(1.5)%
               Our net revenues decreased 1.7% compared to the first nine months of 2006. This was mainly due to the significant negative impact of declining prices which largely exceeded the benefit of higher sales volume and improved product mix. During 2007, the ongoing pricing pressure in the semiconductor market generated an average selling price decrease of approximately 7.5%.
               With respect to our product group segments, ASG net revenues decreased 3.4% due to the negative price trend. IMS revenue increased by 10.1% and was supported by an improved product mix and a higher sales volume. FMG net revenues decreased 16.0% due both to price pressure and declining units sold.
               By market segment application, Telecom and Computer decreased 7.3% and 4.8%, respectively, while Industrial was the major gainer with revenue increase of 6.8%; also Consumer and Automotive revenues registered an increase.
               By location of order shipment, the revenue performances were mixed among the regions, with a decline in Asia Pacific of 15.8% and in North America of 6.1% while the growth rate in the other four regions, Japan, Emerging Markets, Europe and Greater China, was 24.0%, 3.5%, 2.7% and 2.6%, respectively.
               In the first nine months of 2007, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 20% of our net revenues, slightly decreasing from 22% it accounted for during the first nine months of 2006. Our top ten OEM customers accounted for approximately 49% of our net revenues in the first nine months of 2007 compared to approximately 51% in the equivalent previous year period. Sales to distributors were approximately 20% in the first nine months of 2007 compared to 19% in the first nine months of 2006.

       Gross profit

	Nine Months Ended
	September 29, 2007	September 30, 2006	% Variation
	(unaudited, in $ millions)
Cost of sales	$(4,733)	$(4,748)	0.3%
Gross profit	$2,525	$2,623	(3.7)%
Gross margin (as a percentage of net revenues)	34.8%	35.6%	—
        Our gross profit decreased 3.7% and our gross margin deteriorated to 34.8% compared to 35.6% in the year-ago period, due to the negative impact of the selling price drop which was only partially compensated by improved manufacturing efficiencies.
    Selling, general and administrative expenses

	Nine Months Ended
	September 29, 2007	September 30, 2006	% Variation
	(unaudited, in $ millions)
Selling, general and administrative expenses	$(803)	$(786)	(2.2)%
As a percentage of net revenues	(11.1)%	(10.7)%	—
        Our SG&A expenses slightly increased by 2.2% due to an unfavorable trend in the U.S. dollar exchange rate. Expenses in the first nine months of 2007 included $26 million in charges related to share-based compensation compared to $5 million in first nine months of 2006. Due to the revenue decline, the ratio of sales to SG&A expenses increased to 11.1% from 10.7% a year ago.
    Research and development expenses

	Nine Months Ended
	September 29, 2007	September 30, 2006	% Variation
	(unaudited, in $ millions)
Research and development expenses	$(1,322)	$(1,238)	(6.8)%
As a percentage of net revenues	(18.2)%	(16.8)%	—
        Research and development expenses increased compared to last year mainly due to the unfavorable impact of the U.S. dollar exchange rate since a large part of our activities are located in areas denominated in other currencies. Expenses in the first nine months of 2007 included $13 million in charges related to share-based compensation compared to $4 million in the first nine months of 2006. As a percentage of net revenues, research and development expenses increased from 16.8% to 18.2% in the first nine months of 2007.
    Other income and expenses, net

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Research and development funding	$61	$32
Start-up costs	(19)	(41)
Exchange gain (loss) net	(3)	(10)
Patent litigation costs	(15)	(14)
Patent pre-litigation costs	(8)	(4)
Gain on sale of Accent subsidiary	—	6
Gain on sale of other non-current assets	—	2
Other, net	4	1
Other income and expenses, net	$20	$(28)
As a percentage of net revenues	0.3%	(0.4)%
        Other income and expenses, net resulted in an income of $20 million, compared to a net expense of $28 million in the prior year. The main supportive item of the favorable balance was the benefit associated with research and development funding, which reached $61 million year to date. The major amounts of research and development funding were received in Italy and France. Start-up costs in the first nine months of 2007 declined significantly and were related to our 150-mm fab expansion in Singapore and the conversion to 200-mm fab in Agrate (Italy) and build-up of our 300-mm fab in Catania (Italy). Patent claim costs included costs associated with several ongoing litigations and claims.

    Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Impairment, restructuring charges and other related closure costs	$(949)	$(67)
        Impairment, restructuring charges and other related closure costs increased significantly compared to the previous year in view of new items which have been recorded during the second and third quarters of 2007. This expense was mainly composed of:
•	an impairment loss estimated at $857 million booked upon signing the agreement for the pending disposal of our FMG assets and $3 million of other related disposal costs;

•	an amount of $56 million related to the severance costs and impairment charge booked in relation to the 2007 restructuring plan of our manufacturing activities;

•	a charge of $20 million generated by our 150-mm restructuring plan;

•	a charge of approximately $8 million for employee benefits relating to our headcount restructuring plan;

•	an impairment charge of $3 million related to a financial investment carried at cost; and

•	an impairment charge of $2 million related to certain technologies without alternative future use due to our decision to withdraw from one of our activities in Asia.
           In the first nine months of 2006, we incurred $67 million of impairment, restructuring charges and other related closure costs, including $41 million relating to our headcount restructuring plan, $16 million relating to our 150-mm restructuring plan, and an impairment charge of approximately $10 million recorded pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products.
          See Note 7 to our Unaudited Interim Consolidated Financial Statements.
    Operating income (loss)

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Operating income (loss)	$(529)	$504
As a percentage of net revenues	(7.3)%	6.8%
           Our operating result translated from an operating income of $504 million in the first nine months of 2006 to an operating loss of $529 million in the first nine months of 2007, due to the provisions associated with the new impairment and restructuring charges previously described above.
           In 2007, ASG registered an operating income of $195 million, significantly decreasing from an operating income of $328 million in 2006 mainly due to lower sales and the negative selling price trend. IMS registered an operating income of $338 million compared to $316 million mainly due to sales growth; as a percentage of revenue, operating income was 14.8% in the first nine months of 2007 compared to 15.2% in the first nine months of 2006. FMG operating loss increased to $77 million compared to $29 million in the first nine months of 2006 mainly due to a decline in sales.
    Interest income, net

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Interest income, net	$57	$69

         In the first nine months of 2007, interest income, net contributed $57 million compared to interest income, net of $69 million in the same period of 2006. This decrease is mainly a result of the reduction of available liquidity due to the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds (with 0.5% of positive yield).
    Earnings (loss) on equity investments

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Earnings (loss) on equity investments	$12	$(6)
         The improvement in earnings on equity investments in the first nine months of 2007 compared to the prior year is associated with the full production ramp-up of our joint venture with Hynix Semiconductor Inc. in China during 2007.
    Income tax expense

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Income tax expense	$(32)	$(60)
         During the first nine months of 2007, we registered an income tax expense of $32 million that reflected an estimated annual effective tax rate for recurring operations of approximately 13%, as well as some one-time income tax benefits, including those from the cost-structure initiative announced July 10, 2007 while it did not include any income tax impact that could be realized in connection with the Flash memory pending disposal. In the first nine months of 2006, we incurred a tax expense of $60 million.
         Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.
    Net income (loss)

	Nine Months Ended
	September 29, 2007	September 30, 2006
	(unaudited, in $ millions)
Net income (loss)	$(496)	$506
As a percentage of net revenues	(6.8)%	6.9%
         For the first nine months of 2007, we reported a net loss of $496 million, compared to a net income of $506 million in the first nine months of 2006 due to the booking of a significant amount of impairment and restructuring charges. Loss per share for the first nine months of 2007 was $(0.55), the impairment and restructuring charges accounted for $(1.04) and $(1.03) loss per basic and diluted share respectively in the first nine months of 2007, while basic and diluted earnings per share were $0.56 and $0.54 in the same period in the prior year.
Legal Proceedings
         We are currently a party to legal proceedings with SanDisk Corporation.
         On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringed a single SanDisk U.S. patent and seeks a declaratory judgment that SanDisk did not infringe several of our U.S. patents (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the United States International Trade Commission (“ITC”), which covers the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, Sandisk filed an amended complaint adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. That case is presently scheduled for trial in July 2008.
        On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition. SanDisk has notified us of their intent to appeal the California Court of Appeals decision to the California Supreme Court. Proceedings in the Superior Court remain stayed pending the outcome of such further appeal by SanDisk.
        With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the United States International Trade Commission (“ITC”), we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.
        We are also a party to legal proceedings with Tessera, Inc.
        On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that ST is liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that ST is liable for unpaid royalties as a result. In February and March 2007, our codefendants Siliconware Precision Industries Co., Ltd. and Siliconware USA, Inc., filed reexamination requests with the U.S. Patent and Trademark Office covering all of the patents and claims asserted by Tessera in the lawsuit. In April and May 2007, the U.S. Patent and Trademark Office initiated reexaminations in response to all of the reexamination requests and final decisions regarding the reexamination requests are pending. On May 24, 2007, this action was stayed pending the outcome of the ITC proceeding described below.
        On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the International Trade Commission instituted an investigation pursuant to 19 U.S.C. § 1337, entitled In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, Inv. No. 337-TA-605. On June 8, 2007, the respondents in this matter filed a motion to stay the International Trade Commission investigation pending reexamination of the Asserted Patents by the U.S. Patent and Trademark Office which motion remains pending. On July 11, 2007, the administrative law judge ordered that an Initial Determination shall be due on May 21, 2008, and that a target date for completion of the investigation shall be August 21, 2008. On September 19, 2007, the administrative law judge ordered that a hearing in this matter shall commence on February 25, 2008. The matter was recently reassigned to a new administrative law judge by the International Trade Commission.
Related-Party Transactions
        One of the members of our Supervisory Board is the Chief Operating Officer of Areva, one is the Chairman and CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings plc and a non-executive director of Soitec, one is member of the Supervisory Board of BESI, and one is a member of the board of directors of Oracle Corporation and of KLA Tencor Corporation. We engage in certain research and development collaborations with the Laboratoire

d’Electronique de Technologie d’Instrumentation (“LETI”). LETI is a research laboratory of the Commissariat de l’Energie Atomique (“CEA”), which is an affiliate of Areva.
        France Telecom and its subsidiaries supply certain services to our Company, Thomson is one of our strategic customers, and we license technologies from ARM Holdings plc. We also procure certain software from Oracle Corporation and tools from KLA Tencor Corporation. We believe that all these transactions are made on an arms-length basis in line with market practices and conditions.
Impact of Changes in Exchange Rates
        Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.
        As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.
        In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during the first nine months of 2007, particularly against the Euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the first nine months of 2007 includes income and expense items translated at the average U.S. dollar exchange rate for the period.
        Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.33 for €1.00 for the first nine months of 2007 compared to $1.23 for €1.00 in the first nine months of 2006. Our effective average rate of the Euro to the U.S. dollar was $1.36 for €1.00 for the third quarter of 2007 and it was $1.33 for €1.00 for the second quarter of 2007 while it was $1.26 for €1.00 in the third quarter of 2006. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
        As of September 29, 2007, the outstanding hedged amounts to cover manufacturing costs were €180 million and to cover operating expenses were €215 million, at an average rate of about $1.3834 for €1.00 and $1.3855 (including the premium paid to purchase foreign exchange options) for €1.00, respectively, maturing over the period from October 2007 to February 2008. As of September 29, 2007, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $13 million after tax, recorded in other comprehensive income in shareholders’ equity, compared to a deferred gain of approximately $1 million after tax as of June 30, 2007 and a deferred gain of approximately $6 million after tax as of March 31, 2007. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates.

We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.
        Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar, therefore if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first nine months of 2007, as the result of cash flow hedging, we recorded a net profit of $20 million, consisting of a profit of $10 million to cost of sales, a profit of $7 million to research and development expenses, and a profit of $3 million to selling, general and administrative expenses, while in the first nine months of 2006, we recorded a net profit of $19 million. In the third quarter of 2007, we generated a net profit of $1 million, while in the third quarter of 2006 we registered a net profit of $12 million, and in the second quarter of 2007 we registered a net profit of $9 million.
        The net effect of the consolidated foreign exchange exposure resulted in a net loss of $3 million in “Other Income and Expenses, net” in the first nine months of 2007 with no significant impact in the third quarter of 2007.
        Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At September 29, 2007, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
        For a more detailed discussion, see “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F as may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
        Our results of operations and financial condition can be affected by material changes in interest rates, which can impact the total interest income received on our cash and cash equivalents and on our interest expense on our financial debt.
        Our interest income, net is the balance between interest income received mainly from our cash and interest expense paid on our long-term debt. Our interest income is almost entirely dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro. Any increase or decrease in the short-term market interest rates would mean an increase or decrease in our interest income. Our net interest income increased from $17 million in the third quarter of 2006 to $22 million in the third quarter of 2007, mainly due to the reduction of available liquidity in the third quarter of 2006 due to the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds (with 0.5% of positive yield). In response to the possible risk of interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments.
        Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.
        As of September 29, 2007, the 9-year U.S. swap interest rate was 5.2360%. The fair value of the swaps as of September 29, 2007 was $4 million since they were executed at higher than current market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our income statement was the ineffective part of the hedge, recorded in “Other income and expenses, net

“ was not material for the first nine months of 2007. These cancelable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.
        We may in the future enter into further cancelable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” as set forth in our Form 20-F as may be updated from time to time in our public filings.
Liquidity and Capital Resources
        Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated A or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. At September 29, 2007, there had been no material change in foreign currency operations and hedging transactions exposures from those disclosed in our Form 20-F, as may be updated from time to time in our public filings.
        At September 29, 2007, cash and cash equivalents totaled $1,650 million, compared to $1,374 million at June 30, 2007 and to $1,659 million at December 31, 2006. Cash and cash equivalents at December 31, 2006 and at June 30, 2007 have been changed from $1,963 million and $1,849, respectively, due to a reclassification of certain marketable securities previously accounted for as cash and cash equivalents as described below. At September 29, 2007 and at June 30, 2007, we had no investments in short-term deposits, compared to $250 million at December 31, 2006. As of September 29, 2007, we had $1,389 million in marketable securities, with primary financial institutions with a minimum rating of A1/A+. Marketable securities amounted to $1,406 million as of June 30, 2007 and to $764 million as of December 31, 2006. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.
Liquidity
        As of September 29, 2007, we had marketable securities amounting to $1,389 million, composed of $994 million invested in senior debt floating rate notes issued by primary financial institutions and $395 million invested in AAA rated auction rate securities. These marketable securities were reported as current assets as of September 29, 2007.
        In the third quarter of 2007, we determined that certain auction rate securities were to be more properly classified on our consolidated balance sheet as “marketable securities” instead of “cash and cash equivalents” as done in previous periods, namely as of December 31, 2006 and June 30, 2007. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “cash and cash equivalents” from $1,963 million to $1,659 million with an offsetting increase to “marketable securities” from $460 million to $764 million. The revision of the December 31, 2006 consolidated statements of cash flows affects “net cash used in investing activities”, which increased from $2,753 million to $3,057 million based on the increase in the investing activities line “payment for purchase of marketable securities” from $460 million to $764 million. The “net cash increase (decrease)” caption was also reduced $304 million from a decrease of $64 million to a decrease of $368 million, and the “cash and cash equivalents at the end of the period” changes to match the $1,659 million on the revised consolidated balance sheet. There are no other changes on the consolidated statements of cash flows, including the “cash and cash equivalents at the beginning of the period” as we started to purchase auction rate securities only in 2006.
        All these marketable securities are classified as available-for-sale and recorded at fair value. As of September 29, 2007, we reported a pre-tax decrease in fair value on these marketable securities totaling $23 million. We estimated the fair value of these financial assets based on publicly available financial indicators on AAA rated similar securities and market information. This change in fair value was recognized as a separate component of “accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since we assessed that this decline in fair value was temporary and that we were in a position to recover the total carrying amount at maturity or upon sale in subsequent periods.
        We maintain a significant cash position, which provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
        Net cash from operating activities. Our net cash from operating activities remained at a high level and amounted to $1,451 million in the first nine months of 2007; however, this was a significant decrease compared to $1,932 million in the first nine months of 2006, since the net income (net of impairment and restructuring charges) was equivalent, but the 2007 depreciation charges were significantly lower than in the equivalent 2006 period. Furthermore, in 2007, less favorable changes were registered in current assets and liabilities.
        In the first nine months of 2007, changes in our current assets and liabilities resulted in net cash used of $107 million compared to net cash generated of $94 million in the first nine months of 2006, as a result of the following changes:
•	trade receivables used net cash of $36 million, less than the net cash of $163 million used in the first nine months of 2006 due to a slightly more favorable collection process;

•	inventory generated net cash of $9 million, compared to net cash used of $135 million in the first nine months of 2006 since the depreciation related to FMG assets held for sale was no longer capitalized; and

•	trade payables used net cash of $45 million, while they generated a favorable change of $235 million in the first nine months of 2006.
        Net cash used in investing activities. Net cash used in investing activities was $1,189 million in the first nine months of 2007, compared to $2,344 million in the first nine months of 2006. In line with our objective to selectively control the level of capital investments, payments for purchases of tangible assets amounted to $735 million for the first nine months of 2007, decreasing about 36% compared to the $1,147 million in the first nine months of 2006. In the first nine months of 2007, payment for purchases of marketable securities amounted to $708 million, proceeds from sales of marketable securities amounted to $100 million and proceeds from matured short-term deposits amounted to $250 million. In the first nine months of 2006, payment for purchases of marketable securities, amounted to $419 million and proceeds from matured short-term deposits amounted to $401 million.
        Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities, short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. A reconciliation from net cash from operating activities, the most directly comparable U.S. GAAP measure included in our Unaudited Interim Consolidated Statements of Cash Flow as at September 29, 2007, to net operating cash flow for each of the respective periods indicated is as follows:

	Three months Ended	Nine Months Ended
	September 29, 2007	September 29, 2007	September 30, 2006
	(unaudited,	(unaudited, in $ millions)
	in $ millions)
Net cash from operating activities	$511	$1,451	$1,932
Net cash used in investing activities	(222)	(1,189)	(2,344)
Payment for purchase (proceeds from sale of) marketable securities, short-term deposits and restricted cash, net	(34)	390	921

Net operating cash flow	$255	$652	$509

        We were in the position to generate a solid amount of operating cash flow of $652 million in the first nine months of 2007 compared to net operating cash flow of $509 million in the first nine months of 2006. We continued to generate a solid cash flow since the cash flow from our operating activities well exceeds the cash used in purchasing of tangible and intangible assets.
    Net cash used in financing activities. Net cash used in financing activities was $303 million in the first nine months of 2007, including the payment of dividends in the amount of $269 million. The net cash used in the first nine months of 2006 was only $26 million, mainly due to the proceeds from the issuance of our 2013 Senior Bonds and 2016 Convertible Bonds, which amounted to $1,562 million.
Capital Resources
    Net financial position
        To evaluate our capital resources, we refer to our net financial position, among other things. Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our overall financial position by measuring our capital resources based on cash and cash equivalents, marketable securities, short-term deposits and restricted cash against the total level of financial indebtedness indicated. A reconciliation from cash and cash equivalents, the most directly comparable U.S. GAAP measure included in our Unaudited Interim Consolidated Balance Sheets as at September 29, 2007, to net financial position for each of the respective periods indicated is as follows:

	As at
	September 29, 2007	June 30, 2007	September 30, 2006
	(unaudited, in $ millions)
Cash and cash equivalents, net of bank overdrafts	$1,650	$1,333	$1,639
Marketable securities	1,389	1,406	419
Short-term deposits	—	—	501
Restricted cash for equity investments	250	250	—
Total	3,289	2,989	2,559

Current portion of long-term debt	(74)	(127)	(139)
Long-term debt	(2,099)	(1,992)	(1,799)

Total	(2,173)	(2,119)	(1,938)

Net financial position	$1,116	$870	$621
        Our net financial position resulted in a net cash amount of $1,116 million as of September 29, 2007, representing an improvement of $495 million as compared to our net financial position of $621 million as of September 30, 2006, and an increase of $246 million as compared to our net financial position of $870 million as of June 30, 2007.
        At September 29, 2007, the aggregate amount of our long-term debt was $2,099 million, including $1,002 million of our zero coupon convertible bonds due 2016 and $709 million of our floating rate senior bonds due 2013 (corresponding to €500 million issuance). Additionally, we had uncommitted short-term credit facilities with several financial institutions exceeding $1.2 billion. We also had a $709 million (€500 million) long-term credit facility with the European Investment Bank as part of a funding program loan, of which $205 million was used as of September 29, 2007. We also maintain uncommitted foreign exchange facilities, which amounted to over $900 million at September 29, 2007. Our long-term capital market instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 15 to our Unaudited Interim Consolidated Financial Statements.

        As of September 29, 2007, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR (1)	A-
Zero Coupon Senior Convertible Bonds due 2016	A3	A-
Floating Rate Senior Bonds due 2013	A3	A-

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds, which left only $2 million of our 2013 Convertible Bonds outstanding.
        On January 9, 2007, Standard & Poor’s confirmed the A- ratings and issued a “stable” outlook. On May 25, 2007, Moody’s issued a credit report confirming the A3 ratings and changing the outlook to “stable” from “under review for possible downgrade”.
        In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.
Contractual Obligations, Commercial Commitments and Contingencies
        Our contractual obligations and commercial commitments as of September 29, 2007, and for each of the five years to come and thereafter, were as follows:

	Payments due by period
	(unaudited, in $ millions)
	Total	2007	2008	2009	2010	2011	2012	Thereafter
Operating leases(1)	$300	$17	$44	$38	$28	$24	$18	$131
Purchase obligations(1)	828	641	151	35	1
of which:
Equipment purchase	284	224	60
Foundry purchase	379	379
Software, technology licenses and design	165	38	91	35	1
Other obligations(1)	192	31	80	47	10	6	5	13
Long-term debt obligations (including current portion)(2)(3) (4) of which:	2,173	74	70	57	1,100	39	748	85
Capital leases(2)	23	2	6	6	6	2	—	1
Pension obligations(2)	362	12	24	30	27	30	30	209
Other non-current liabilities(2)	160	6	95	9	3	3	3	41
Total	$4,015	$781	$464	$216	$1,169	$102	$804	$479

(1)	Items not reflected on the Unaudited Interim Consolidated Balance Sheet at September 29, 2007.

(2)	Items reflected on the Unaudited Interim Consolidated Balance Sheet at September 29, 2007.

(3)	See Note 15 to the Unaudited Interim Consolidated Financial Statements at September 29, 2007 for additional information related to long-term debt and redeemable convertible securities.

(4)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.
        As a consequence of our June 18 announcement, the future shutdown of our plants in the US will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees. This concerns approximately $55 million commitments (capital and operating leases and purchasing obligations.)
        Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2007 to 2012 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.
        Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.
        Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Convertible Bonds were redeemable on August 4, 2006 at a conversion ratio of $985.09.

        On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.
        In February 2006, we issued $974 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds were convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds, subject to adjustments upon the occurrence of certain events, on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.
        At our general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate is 43.363087 corresponding to 42,235,646 equivalent shares.
        In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.
        Pension obligations and termination indemnities amounting to $362 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. See Note 17 to our Unaudited Interim Consolidated Financial Statements.
        Other non-current liabilities include uncertain tax positions, future obligations related to our restructuring plans and miscellaneous contractual obligations.
        Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
Off-Balance Sheet Arrangements
        At September 29, 2007, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 15 to our Unaudited Interim Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.
        We have no other material off-balance sheet arrangements at September 29, 2007.
Financial Outlook
        We are completing our budgeting for 2008. Following the separation of FMG, we are targeting to bring our capital expenditures to sales ratio below 10% for next year, further boosting our cash generation capability. At September 29, 2007, we had $224 million in outstanding commitments for equipment purchases for 2007 and $60 million for 2008.
        Our agreement with NXP Semiconductors and Freescale Semiconductor related to the technology and manufacturing cooperation in Crolles2 provides us with the option right to purchase NXP Semiconductors and Freescale Semiconductor assets currently operating in Crolles2 at the termination of the alliance at pre-agreed price conditions. Both NXP Semiconductors and Freescale Semiconductor have communicated that the Crolles2 alliance will expire at its term on December 31, 2007 and we are evaluating the possibility of buying their equipment, entirely or partially, either in 2007 or 2008.

        The most significant of our 2007 capital expenditure projects are expected to be: for the front-end facilities, (i) in Agrate (Italy), related to the upgrading of our 200-mm pilot line, the ramp-up of the 200-mm line for MEMS and the expansion of capacity to our 200-mm fab and the development of the new technology node for Memories; (ii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iii) the upgrading of our 200-mm plant in Singapore; (iv) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China) and Muar (Malaysia) and capacity upgrade in other assembly sites. We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
        As part of our refinancing strategy, we issued Zero Coupon Senior Convertible Bonds due 2016 representing total proceeds of $974 million in the first quarter of 2006. Furthermore, in the first quarter of 2006, we issued €500 million Floating Rate Senior Bonds due 2013. We used the proceeds of these offerings primarily for the repurchase of our 2013 Convertible Bonds on August 7, 2006 and for general corporate purposes.
Impact of Recently Issued U.S. Accounting Standards
        In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. We adopted FAS 155 in the first quarter of 2007 and FAS 155 did not have any material effect on our financial position and results of operations.
        In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. We adopted FAS 156 in the first quarter of 2007 and FAS 156 did not have any material effect on our financial position and results of operations.
        In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognizing previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as at January 1, 2007. Before adoption, we applied Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) in accounting for income tax uncertainties and tax exposures. In compliance with FAS 5 provisions, liabilities and accruals for income tax uncertainties and specific tax exposures were recorded or reversed when it was probable that additional taxes would be due or refund. As such, a level of sustainability that met the “probable” threshold was necessary to recognize any benefit from a tax-advantaged transaction. Upon FIN 48 adoption, we assessed all material open income tax positions in all tax jurisdictions to determine the appropriate amount of tax benefits that are recognizable under FIN 48. We recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under our previous accounting policies and the income tax benefits determined under the new guidance. The cumulative effect of the change in the accounting principle that we applied to uncertain income tax positions was recorded in the first quarter of 2007 as an adjustment to retained earnings. Additionally we elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in our consolidated statement of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 20.
         In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e., stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We chose not to early adopt FAS 157 during our first quarter of 2007 and will adopt FAS 157 when effective. However, we do not expect FAS 157 will have a material effect on our financial position and results of operations upon final adoption.
         In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We chose not to early adopt FAS 159 during the first quarter of 2007 and will adopt FAS 159 when effective. We are currently evaluating the effect that adoption of this statement will have on our financial position and results of operations.
         In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding. The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share- Based Payment (“FAS 123R”) and (2) result in an income tax deduction for the employer. EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. We will adopt EITF 06-11 when effective. However, we do not expect EITF 06-11 will have a material effect on our financial position and results of operations.
         In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after EITF 07-3 effective date. We will adopt EITF 07-3 when effective and are currently evaluating the effect its application will have on our financial position and results of operations.
Backlog and Customers
         We entered the third quarter of 2007 with a backlog at the same level as we had entering the second quarter of 2007. In the third quarter of 2007, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 21% of our revenues. Total OEMs accounted for approximately 81% of our net revenues, of which the top ten OEM customers accounted for approximately 50%. Distributors accounted for approximately 19% of our net revenues. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.
Changes to Our Share Capital, Stock Option Grants and Other Matters
         The following table sets forth changes to our share capital as of September 29, 2007:

						Nominal value	Amount of	Cumulative—
			Nominal	Cumulative	Cumulative	of increase/	issue	issue
		Number	value	amount of	number of	reduction in	premium	premium
Year	Transaction	of shares	(Euro)	capital (Euro)	shares	capital	(Euro)	(Euro)
December 31, 2006	Exercise of options	2,333,654	1.04	946,564,250	910,157,933	2,427,000	19,819,100	1,754,532,654
September 29, 2007	Exercise of options	135,487	1.04	946,705,157	910,293,420	140,907	1,722,328	1,756,254,982
         As of September 29, 2007, we had 910,293,420 shares of which 10,973,177 shares owned as treasury stock. We also had outstanding stock options exercisable into the equivalent of 47,225,370 common shares and 10,939,873 Unvested Stock Awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the first tranche of stock awards granted under our 2006 stock-based compensation plan and the second tranche of stock awards granted under our 2005 stock-based compensation plan vested on April 27, 2007. For full details of quantitative and qualitative information, see “Item 6. Directors, Senior Management and Employees” as set forth in our Form 20-F, as may be updated from time to time in our public filings, and see Note 16 to our Unaudited Interim Consolidated Financial Statements.

         In the first nine months of 2007, our share-based compensation plans generated a total charge in our income statement of $47 million pre-tax ($11 million for the 2007 Unvested Stock Award Plan, $31 million for the 2006 Unvested Stock Award Plan and $5 million for the 2005 Unvested Stock Award Plan).
Disclosure Controls and Procedures
         Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
         There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Other Reviews
         We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
         Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.41 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	our ability to close, as currently planned and scheduled, our agreement with Intel and Francisco Partners concerning the creation of a new independent Flash memory company to be named “Numonyx” if the financial, business or other conditions to closing as contractually provided are not met; and the estimated loss of $857 million posted so far, in relation to our Flash memory business, may materially change at Closing as a result of developments in the Flash memory business;

•	our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	the attainment of anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of future R&D activities in Crolles2;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing and execution of our manufacturing investment plans and associated costs, including start-up costs;

•	changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation; and

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.
         Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
         Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)
	September 29,	September 30,
In million of U.S. dollars except per share amounts	2007	2006

Net sales	2,555	2,502
Other revenues	10	11

Net revenues	2,565	2,513
Cost of sales	(1,663)	(1,609)

Gross profit	902	904
Selling, general and administrative	(272)	(264)
Research and development	(442)	(421)
Other income and expenses, net	24	(5)
Impairment, restructuring charges and other related closure costs	(31)	(20)

Operating income (loss)	181	194
Interest income, net	22	17
Earnings (loss) on equity investments	3	(1)

Income (loss) before income taxes and minority interests	206	210
Income tax expense	(18)	(2)

Income (loss) before minority interests	188	208
Minority interests	(1)	(1)

Net income (loss)	187	207

Earnings (loss) per share (Basic)	0.21	0.23

Earnings (loss) per share (Diluted)	0.20	0.22

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(unaudited)
	September 29,	September 30,
In million of U.S. dollars except per share amounts	2007	2006

Net sales	7,233	7,356
Other revenues	25	15

Net revenues	7,258	7,371
Cost of sales	(4,733)	(4,748)

Gross profit	2,525	2,623
Selling, general and administrative	(803)	(786)
Research and development	(1,322)	(1,238)
Other income and expenses, net	20	(28)
Impairment, restructuring charges and other related closure costs	(949)	(67)

Operating income (loss)	(529)	504
Interest income, net	57	69
Earnings (loss) on equity investments	12	(6)

Income (loss) before income taxes and minority interests	(460)	567
Income tax expense	(32)	(60)

Income (loss) before minority interests	(492)	507
Minority interests	(4)	(1)

Net income (loss)	(496)	506

Earnings (loss) per share (Basic)	(0.55)	0.56

Earnings (loss) per share (Diluted)	(0.55)	0.54

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	September 29,	December 31,
In million of U.S. dollars	2007	2006
	(unaudited)	(audited)

Assets
Current assets :
Cash and cash equivalents	1,650	1,659
Marketable securities	1,389	764
Short-term deposits	0	250
Trade accounts receivable, net	1,637	1,589
Inventories, net	1,370	1,639
Deferred tax assets	237	187
Assets held for sale	1,211	0
Other receivables and assets	669	498

Total current assets	8,163	6,586

Goodwill	230	223
Other intangible assets, net	165	211
Property, plant and equipment, net	4,904	6,426
Long-term deferred tax assets	124	124
Equity investments	0	261
Restricted cash for equity investments	250	218
Other investments and other non-current assets	162	149

	5,835	7,612

Total assets	13,998	14,198

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	74	136
Trade accounts payable	1,015	1,044
Other payables and accrued liabilities	753	664
Deferred tax liabilities	11	7
Accrued income tax	72	112

Total current liabilities	1,925	1,963

Long-term debt	2,099	1,994
Reserve for pension and termination indemnities	362	342
Long-term deferred tax liabilities	77	57
Other non-current liabilities	160	43

	2,698	2,436

Total liabilities	4,623	4,399

Commitment and contingencies

Minority interests	51	52

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,293,420 shares issued, 899,320,243 shares outstanding)	1,156	1,156
Capital surplus	2,070	2,021
Accumulated result	5,274	6,086
Accumulated other comprehensive income	1,109	816
Treasury stock	(285)	(332)

Shareholders’ equity	9,324	9,747

Total liabilities and shareholders’ equity	13,998	14,198

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(unaudited)
	September 29,	September 30,
In million of U.S. dollars	2007	2006

Cash flows from operating activities:
Net income (loss)	(496)	506
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	1,079	1,337
Amortization of discount on convertible debt	13	13
Other non-cash items	78	13
Minority interests	4	1
Deferred income tax	(13)	(40)
Earnings (loss) on equity investments	(12)	6
Impairment, restructuring charges and other related closure costs, net of cash payments	905	2
Changes in assets and liabilities:
Trade receivables, net	(36)	(163)
Inventories, net	9	(135)
Trade payables	(45)	235
Other assets and liabilities, net	(35)	157

Net cash from operating activities	1,451	1,932

Cash flows from investing activities:
Payment for purchase of tangible assets	(735)	(1,147)
Payment for purchases of marketable securities	(708)	(419)
Proceeds from sale of marketable securities	100	—
Investment in short-term deposits	—	(903)
Proceeds from matured short-term deposits	250	401
Restricted cash for equity investments	(32)	—
Investment in intangible and financial assets	(64)	(71)
Proceeds from the sale of Accent subsidiary	—	7
Capital contributions to equity investments	—	(212)

Net cash used in investing activities	(1,189)	(2,344)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	82	1,562
Repayment of long-term debt	(112)	(1,497)
Increase (decrease) in short-term facilities	—	(12)
Capital increase	2	28
Dividends paid	(269)	(107)
Dividends paid to minority interests	(6)	—

Net cash used in financing activities	(303)	(26)

Effect of changes in exchange rates	32	50

Net cash increase (decrease)	(9)	(388)

Cash and cash equivalents at beginning of the period	1,659	2,027

Cash and cash equivalents at end of the period	1,650	1,639

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	income	Equity

Balance as of December 31, 2005 (Audited)	1,153	1,967	(348)	5,427	281	8,480

Capital increase	3	25				28
Stock-based compensation expense		29	16	(16)		29
Comprehensive income (loss):
Net Income				782		782
Other comprehensive income, net of tax					535	535

Comprehensive income (loss)						1,317
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2006 (Audited)	1,156	2,021	(332)	6,086	816	9,747

Capital increase		2				2
Stock-based compensation expense		47	47	(47)		47
Comprehensive income (loss):
Net income (loss)				(496)		(496)
Other comprehensive income, net of tax					293	293

Comprehensive income (loss)						(203)
Dividends, $0.30 per share				(269)		(269)

Balance as of September 29, 2007 (Unaudited)	1,156	2,070	(285)	5,274	1,109	9,324

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (unaudited)
1. The Company
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam and its corporate headquarters located in Geneva, Switzerland.
The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
2. Fiscal year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2007, the Company’s first quarter ended on March 31, its second quarter ended on June 30, its third quarter ended on September 29 and its fourth quarter will end on December 31.
3. Basis of Presentation
The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2006. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.
The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.
4. Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, evaluation of the fair value of marketable securities classified as available-for-sale for which no observable market price is obtainable, restructuring charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.
5. Recent Accounting Pronouncements
In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. The Company adopted FAS 155 in the first quarter of 2007 and FAS 155 did not have any material effect on its financial position and results of operations.
In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. The Company adopted FAS 156 in the first quarter of 2007 and FAS 156 did not have any material effect on its financial position and results of operations.
In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognising previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as at January 1, 2007. Before adoption, the Company applied Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) in accounting for income tax uncertainties and tax exposures. In compliance with FAS 5 provisions, liabilities and accruals for income tax uncertainties and specific tax exposures were recorded or reversed when it was probable that additional taxes would be due or refund. As such, a level of sustainability that met the “probable” threshold was necessary to recognize any benefit from a tax-advantaged transaction. Upon FIN 48 adoption, the Company assessed all material open income tax positions in all tax jurisdictions to determine the appropriate amount of tax benefits that are recognizable under FIN 48. The Company recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under its previous accounting policies and the income tax benefits determined under the new guidance. The cumulative effect of the change in the accounting principle that the Company applied to uncertain income tax positions was recorded in the first quarter of 2007 as an adjustment to retained earnings. Additionally the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statement of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 20.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company chose not to early adopt FAS 157 during its first quarter of 2007 and will adopt FAS 157 when effective. However, management does not expect FAS 157 will have a material effect on its financial position and results of operations upon final adoption.
In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company chose not to early adopt FAS 159 during its first quarter of 2007 and will adopt FAS 159 when effective. The Company is currently evaluating the effect that adoption of this statement will have on its financial position and results of operations.
In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding. The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment (“FAS 123R”) and (2) result in an income tax deduction for the employer. EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. The Company will adopt EITF 06-11 when effective. However, management does not expect EITF 06-11 will have a material effect on the Company’s financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after EITF 07-3 effective date. The Company will adopt EITF 07-3 when effective and is currently evaluating the effect its application will have on its financial position and results of operations.
6. Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
In million of U.S dollars	2007	2006	2007	2006

Research and development funding	35	19	61	32
Start-up costs	(4)	(15)	(19)	(41)
Exchange gain (loss), net	—	(1)	(3)	(10)
Patent litigation costs	(3)	(5)	(15)	(14)
Patent pre-litigation costs	(3)	(2)	(8)	(4)
Gain on sale of investment in Accent	—	—	—	6
Gain (loss) on sale of other non-current assets, net	1	—	—	2
Other, net	(2)	(1)	4	1

Total Other income and expenses, net	24	(5)	20	(28)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.
For the nine months ended September 29, 2007, other, net included a $7 million income net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.
On June 29, 2006, the Company sold to Sofinnova Capital V its participation in Accent Srl, a subsidiary based in Italy. Accent Srl, in which the Company held a 51% interest, was jointly formed in 1999 with Cadence Design Systems Inc. and is specialized in hardware and software design and consulting services for integrated circuit design and fabrication. The total consideration amounting to $7 million was received in cash on June 29, 2006. Net of consolidated carrying amount and transactions related expenses, the divestiture resulted in a net pre tax gain of $6 million which was recorded in “Other income and expenses, net” in the consolidated statement of income. In addition the Company simultaneously entered into a license agreement with Accent by which the Company granted to Accent, for a total agreed lump sum amount of $3 million, the right to use “as is” and with no right to future development certain specific intellectual property of the Company that are currently used in Accent’s business activities. The total consideration was recognized immediately in 2006 and recorded as “Other revenues” in the consolidated statement of income for the nine months ended September 30, 2006. The Company was also granted warrants for 6,675 new shares of Accent. The exercise of such warrants is limited to 15 years but can only be exercised in the event of a change of control or an Initial Public Offering of Accent above a predetermined value.
7. Impairment, Restructuring Charges and Other Related Closure Costs
In the third quarter of 2007, the Company has incurred impairment and restructuring charges related to the following items: (i) the valuation of assets to be disposed of within Flash memory business deconsolidation under the held-for-sale model of FAS 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”); (ii) the manufacturing plan committed to by the Company in the second quarter of 2007 (the “2007 restructuring plan”); (iii) the 150mm restructuring plan started in 2003; (iv) the headcount reduction plan announced in the second quarter of 2005; (v) the impairment analysis on the recoverability of the carrying amount of certain intangible assets and financial investments carried at cost. In the third quarter of 2007, the Company also performed its annual impairment test in order to assess recoverability of the carrying value of goodwill and related intangible assets.
During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This manufacturing restructuring plan was nearly fully completed in the third quarter of 2007, later than originally anticipated because of unforeseen customer qualification requirements.
In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives aimed to reduce the Company’s workforce by 3,000 outside Asia, of which 2,300 were planned for Europe. The Company planned to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.
The Company announced on July 10, 2007 that management committed to a new restructuring plan (“the 2007 restructuring plan”). Such plan aimed at redefining the Company’s manufacturing strategy in order to contribute to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in the past years, which include the 150mm restructuring plan and the headcount reduction plan, this new manufacturing plan will pursue, among other initiatives: the transfer of 150mm production from Carrollton, Texas to Asia, the transfer of 200mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in Bouskoura site.
In the second quarter of 2007, the Company announced it had entered into a definitive agreement with Intel to create a new independent semiconductor company from the key assets of the Company’s and Intel’s Flash memory business (“FMG deconsolidation”). The new company will combine key research and development, manufacturing and sales and marketing assets of both companies into a streamlined worldwide structure with the scale to produce cost-effective and innovative non-volatile memory solutions. Under the terms of the agreement, the Company will sell its flash memory assets, including its NAND joint venture interest and other NOR resources, to the new company while Intel will sell its NOR assets and resources.

In exchange, the Company will receive a 48.6% equity ownership stake and $468 million in cash at closing. Intel will receive a 45.1% equity ownership stake and $432 million in cash at closing. Francisco Partners L.P., a Menlo Park, California-based private equity firm, will invest $150 million in cash for convertible preferred stock representing 6.3% ownership interests, subject to adjustments in certain circumstances.
Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2007 and in the first nine months of 2007 are summarized as follows:

			Other	Total impairment,
			related	restructuring charges
Three months ended		Restructuring	closure	and other related
September 29, 2007	Impairment	charges	costs	closure costs
150mm fab plan	—	—	(5)	(5)
Headcount reduction plan	—	(2)	—	(2)
2007 restructuring plan	(10)	(6)	—	(16)
FMG deconsolidation	(1)	—	(2)	(3)
Intangible assets	(2)	—	—	(2)
Financial investments	(3)	—	—	(3)
Total	(16)	(8)	(7)	(31)

			Other	Total impairment,
			related	restructuring charges
Nine months ended		Restructuring	closure	and other related
September 29, 2007	Impairment	charges	costs	closure costs
150mm fab plan	—	2	(22)	(20)
Headcount reduction plan	—	(5)	(3)	(8)
2007 restructuring plan	(10)	(46)	—	(56)
FMG deconsolidation	(858)	—	(2)	(860)
Intangible assets	(2)	—	—	(2)
Financial investments	(3)	—	—	(3)
Total	(873)	(49)	(27)	(949)

Impairment, restructuring charges and other related closure costs incurred in the third quarter of 2006 and in the first nine months of 2006 are summarized as follows:

				Total
				impairment,
				restructuring
				charges and other
Three months ended		Restructuring	Other related	related closure
September 30, 2006	Impairment	charges	closure costs	costs
150mm fab operations	—	(3)	(2)	(5)
Headcount reduction plan	—	(1)	(4)	(5)
2006 impairement review	(10)	—	—	(10)
Total	(10)	(4)	(6)	(20)

				Total
				impairment,
				restructuring
				charges and other
Nine months ended		Restructuring	Other related	related closure
September 30, 2006	Impairment	charges	closure costs	costs
150mm fab operations	—	(4)	(12)	(16)
Headcount reduction plan	(1)	(33)	(7)	(41)
2006 impairement review	(10)	—	—	(10)
Total	(11)	(37)	(19)	(67)
     Impairment charges
In 2007, following the announcement to dispose in the near future its Flash memory business, the Company was required to evaluate the accounting and reporting of the to-be-disposed-of FMG assets under the FAS 144 held-for-sale model. Since FAS 144 sale criteria were met, the Company reported FMG assets as part of current assets on the face of the consolidated balance sheet as at September 29, 2007. These assets were recorded at fair value less costs to sell, which generated an impairment loss of $857 million in the first nine months of 2007. Fair value less costs to sell was based on the net consideration of the agreement and significant estimates. The final amount could be materially different subject to adjustments due to business evolution before closing of the transaction. Furthermore, the Company identified in the third quarter of 2007 certain specific equipment that could not be transferred as part of FMG deconsolidation and for which no alternative use could be found in the Company, which generated an impairment charge of $1 million.
Additionally, the commitment of the Company to the closure of two front-end sites and one back-end site as part of the 2007 restructuring plan has triggered an impairment review of assets to be disposed of at closure of the manufacturing sites, which is expected to occur within two years. Consequently, the Company reviewed in 2007 the recoverability of the assets to be disposed of under FAS 144 “held-for-use” model. Pursuant to such impairment test, the Company identified certain tangible assets, mainly equipment, without alternative future use, which generated an impairment charge of $10 million.
In January 2007, NXP Semiconductors B.V. announced that it will withdraw from the alliance the Company operates jointly with Freescale Semiconductor, Inc. for certain research and development activities and the operation of a 300mm wafer pilot line fab in Crolles (France) (“Crolles2 alliance”). Therefore, the Crolles2 alliance will expire on December 31, 2007. Freescale Semiconductor, Inc. has also notified the Company that the Crolles2 alliance will terminate as of such date.
The Company performed in the third quarter of 2007 its annual review of the recoverability of the carrying amount of goodwill and business combination related intangible assets. Such impairment test did not trigger any impairment loss. Nevertheless, following its decision on its products roadmap the Company identified certain technologies without alternative future use, which generated an impairment charge in the third quarter of 2007 amounting to $2 million.

Finally the Company recorded in the third quarter of 2007 a $3 million other-than-temporary impairment charge on a minority equity investment carried at cost. The impairment loss was based on the valuation for the underlying investment of a new round of third party financing.
In the first nine months of 2006, pursuant to subsequent decisions to discontinue adoption of Tioga related technologies in certain products, an impairment charge of approximately $10 million was recorded in the third quarter of 2006, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of the Tioga business acquisition which were determined to be without any alternative use. In addition, impairment charges of approximately $1 million were recorded in 2006 following the decision of the Company to discontinue a production line in one of its back-end facilities.
          Restructuring charges and other related closure costs
Provisions for restructuring charges and other related closure costs as at September 29, 2007 are summarized as follows:

				2005	2007		Total restructuring
				restructuring	restructuring		& other related
	150mm fab plan			initiatives	plan	FMG disposal	closure costs

		Other related
	Restructuring	closure costs	Total

Provision as at December 31, 2006	14	—	14	18	—	—	32

Charges incurred in 2007	—	22	22	8	46	2	78

Reversal of provision	(2)	—	(2)	—	—	—	(2)

Amounts paid	(4)	(21)	(25)	(16)	(1)	(2)	(44)

Currency translation effect	—	—	—	1	—	—	1

Provision as at September 29, 2007	8	1	9	11	45	—	65

     150mm fab plan:
Restructuring charges incurred in the first nine months of 2007 primarily related to transfer, maintenance and decontamination associated with the closure and transfer of production for the sites of Rousset (France) and Agrate (Italy), of which $5 million were incurred in the third quarter of 2007. In 2007, the Company reversed a $2 million provision recorded in 2003 to cover the Company’s legal obligation to pay penalties to the French governmental institutions related to the closure of Rennes production site since the French authorities decided in 2007 to waive the payment of such penalties.
Restructuring charges incurred in the first nine months of 2006 primarily related to $4 million in termination benefits and $12 million of transfer and other costs associated with the closure and transfers of production for the Castelletto (Italy) and Rousset (France) sites.
     2005 restructuring initiatives:
In the first nine months of 2007, the Company recorded a total restructuring charge amounting to $8 million, detailed as follows: (i) $5 million corresponded to workforce reduction initiatives in Europe, of which $2 million were incurred in the third quarter of 2007; and (ii) $3 million was related to reorganization actions aiming at optimizing the Company’s EWS activities.
In the first nine months of 2006, the Company recorded $40 million associated with its 2005 restructuring plan and a $1 million impairment charge related to the discontinuation of a production line in one of its back-end sites in Asia. These restructuring charges included $33 million in termination benefits, mainly in France and Italy, and $7 million restructuring charges primarily related to EWS activities.

     2007 restructuring plan:
Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first nine months of 2007 a total restructuring charge amounting to $46 million, mainly related to termination benefits for involuntary leaves. This total charge includes the provision for contractual, legal and past practice termination benefits to be paid for an estimated number of employees primarily in the United States and Morocco.
     Total impairment, restructuring charges and other related closure costs
In the first nine months of 2007, total amounts paid for restructuring and related closure costs amounted to $44 million.
     The 2003 restructuring plan and related manufacturing initiatives are nearly fully completely as at September 29, 2007. Of the total $330 million expected pre-tax charges to be incurred under the plan, $336 million have been incurred as of September 29, 2007 ($20 million in 2007, $22 million in 2006, $13 million in 2005, $76 million in 2004, and $205 million in 2003).
     The 2005 headcount reduction plan, which was nearly fully completed as at September 29, 2007, was originally expected to result in pre-tax charges between of $100 million, out of which $94 million have been incurred as of September 29, 2007 ($8 million in 2007, $45 million in 2006 and $41 million in 2005).
     The 2007 restructuring plan is expected to result in pre-tax charges in the range of $270 to $300 million, of which $56 million have been incurred as of September 29, 2007. This plan is expected to be completed in the second half of 2009.
The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans.
8. Interest income, net
Interest income, net consisted of the following:

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
In million of U.S dollars	2007	2006	2007	2006

Income	40	31	110	105
Expense	(18)	(14)	(53)	(36)

Total	22	17	57	69

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds.

9. Available-for-sale financial assets
As at September 29, 2007, the Company had marketable securities amounting to $1,389 million, composed of $994 million invested in senior debt floating rate notes issued by primary financial institutions and $395 million invested in AAA-rated auction rate securities. These marketable securities were reported as current assets as at September 29, 2007.
In the third quarter of 2007, the Company determined that certain auction rate securities were to be more properly classified on its consolidated balance sheet as “marketable securities” instead of “cash and cash equivalents” as done in previous periods and namely as of December 31, 2006. The revision of the December 31, 2006 consolidated balance sheet results in a decrease of “cash and cash equivalents” from $1,963 million to $1,659 million with an offsetting increase to “marketable securities” from $460 million to $764 million. The revision of the December 31, 2006 consolidated statements of cash flows affects “net cash used in investing activities”, which increased from $2,753 million to $3,057 million based on the increase in the investing activities line “payment for purchase of marketable securities” from $460 million to $764 million. The “net cash increase (decrease)” caption was also reduced by $304 million from a decrease of $64 million to a decrease of $368 million, and the “cash and cash equivalents at the end of the period” changes to match the $1,659 million on the revised consolidated balance sheet. There are no other changes on the consolidated statements of cash flows, including the "cash and cash equivalents at the beginning of the period" as the Company started to purchase auction rate securities only in 2006.
All these marketable securities are classified as available-for-sale and recorded at fair value. As of September 29, 2007 the Company reported a pre-tax decline in fair value on these marketable securities totaling $23 million. The Company estimated the fair value of these financial assets based on public available financial indicators on AAA-rated similar securities and market information. This change in fair value was recognized as a separate component of “accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount at maturity or upon sale on subsequent periods.
The Company had $419 million marketable securities purchased in 2006 and classified as available-for-sale as at September 30, 2006.
10. Short term deposits
In the first nine months of 2007, the Company did not roll over $250 million of short term deposits, which had a maturity between three months and one year. As at September 29, 2007 no amount of existing cash was held in short term deposits while as at September 30, 2006 the total amount of existing cash held in short term deposits was $501 million.
11. Inventories, net
Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.
Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

Inventories, net of reserve consisted of the following:

	(unaudited)	(audited)
In million of U.S. dollars	As at September 29, 2007	As at December 31, 2006

Raw materials	77	80
Work-in-process	836	1,032
Finished products	457	527

Total	1,370	1,639

As at September 29, 2007 inventories amounting to $310 million were reported as a component of the line “assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to the newly created flash memory company within FMG deconsolidation.
12. Assets held for sale
As a result of the signing of a definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the assets to be transferred to the newly created company from their original balance sheet classification to the line “assets held for sale”. These assets were reported at fair value less costs to sell as at September 29, 2007, including an impairment loss of $857 million, reported on the line “impairment, restructuring charges and other related closure costs” of the consolidated income statement for the nine months ended as at September 29, 2007. Fair value less costs to sell was based on the net consideration of the agreement and significant estimates. The final amount could be materially different subject to adjustments due to business evolution before closing of the transaction.
Assets held for sale consisted of the following:

	(unaudited)	(audited)
In million of U.S. dollars	As at September 29, 2007	As at December 31, 2006

Inventories, net	310	—
Other intangible assets, net	19	—
Property, plant and equipment, net	604	—
Long term deferred tax assets	10	—
Equity investment	268	—

Total	1,211	—

As required under FAS 144 held-for-sale model, the Company ceased to record amortization and depreciation on intangible and tangible assets classified as assets held for sale.
13. Hynix ST joint venture equity investment
The Company signed in 2004 a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. In addition, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. The Company made the total

$250 million capital contributions as previously planned in the joint venture agreement in 2006. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture. As such, the Company recorded earnings totaling $12 million in the first nine months of 2007 and a loss of $6 million in the first nine months of 2006, reported as “earnings (loss) on equity investments” in the consolidated statements of income.
Due to regulatory and withholding issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a consequence, in the fourth quarter of 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint-venture’s assets. In the first nine months of 2007, the Company placed the remaining $32 million of cash on the guarantee deposit account, which totaled $250 million as at September 29, 2007 and was reported as “restricted cash for equity investments” on the consolidated balance sheet. In the first nine months of 2006 the Company had not entered yet into any debt guarantee agreement and no amount was placed as restricted cash on the guarantee deposit account as at September 30, 2006.
The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at September 29, 2007 and was recorded against the value of the equity investment, which totaled $285 million. Following the Company’s definitive agreement with Intel to sell its flash memory key assets, including its equity interest in Hynix ST joint venture, as part of FMG deconsolidation, the equity investment was reported as a component of the line “assets held for sale” on the consolidated balance sheet as at September 29, 2007 for an amount of $268 million. The Company reported the debt guarantee on the line “other investments and other non-current assets” since the terms of the FMG sale agreement do not include the transfer of the debt guarantee.
The Company has identified the joint venture as a Variable Interest Entity (VIE) at September 29, 2007, but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investments and debt guarantee commitments.
14. Other investments and other non-current assets
Investments and other non-current assets consisted of the following:

	(unaudited)	(audited)
In million of U.S. dollars	As at September 29, 2007	As at December 31, 2006

Investments carried at cost	39	39
Long-term receivables related to funding	36	36
Long-term receivables related to tax refund	30	33
Debt issuance costs, net	10	12
Cancellable swaps designated as fair value hedge	4	4
Deposits and other non-current assets	43	25

Total	162	149

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At September 29, 2007, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.
Long-term receivables related to funding were mainly public grants to be received from governmental agencies in Italy as part of long-term research and development, industrialization and capital investment projects.
Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.
In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 22 and are reflected at their fair value, which was positive as at September 29, 2007 for approximately $4 million.

15. Long-term Debt
Long-term debt consisted of the following:

	(Unaudited)	(Audited)
	As at September	As at December
In million of U.S dollars	29, 2007	31, 2006

Bank loans:
2.57% (weighted average), due 2007, fixed interest rate	0	65
5.72% (weighted average), due 2007, variable interest rate	0	30
5.79% due 2008, floating interest rate at Libor + 0.40%	43	49
5.75% due 2009, floating interest rate at Libor + 0.40%	50	35

Funding program loans:
1.43% (weighted average), due 2009, fixed interest rate	16	18
0.90% (weighted average), due 2010, fixed interest rate	42	45
2.79% (weighted average), due 2012, fixed interest rate	14	12
0.50% (weighted average), due 2014, fixed interest rate	10	8
3.33% (weighted average), due 2017, fixed interest rate	57	53
5.30% due 2014, floating interest rate at Libor + 0.017%	205	140

Capital leases:
4.84%, due 2017, fixed interest rate	23	23

Senior Bonds
5.13%, due 2013, floating interest rate at EURIBOR + 0.40%	709	659

Convertible debt:
-0.50% convertible bonds due 2013	2	2
1.50% convertible bonds due 2016	1,002	991

Total long-term debt	2,173	2,130

Less current portion	74	(136)

Total long-term debt, less current portion	2,099	1,994

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the bonds. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The outstanding long-term debt corresponding to the 2013 convertible debt amounted approximately to $2 million as at September 29,2007 corresponding to the remaining 2,505 bonds valued at August 5, 2008 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.363087 shares per one thousand dollar face value of the bonds corresponding to 42,235,646 equivalent shares. This conversion rate has been adjusted from 43.118317 shares per one thousand dollar face value of the bonds at issuance, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on April 26, 2007. This new conversion has been effective since May, 21, 2007. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of the cancellable swap hedging transactions, as described in further detail in Note 22, the effective yield on the $200 million principal amount of the hedged convertible bonds has increased from 1.5% to 1.95% as of September 29, 2007.
In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
16. Earnings per Share
Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

(In millions of U.S. dollars, except per share amounts):

	(unaudited)		(unaudited)
	Three Months Ended		Nine months Ended
	September 29,	September 30,	September 29,	September 30,
	2007	2006	2007	2006

Basic Earnings (Loss) per Share:
Net income (loss)	187	207	(496)	506
Weighted average shares outstanding	899,314,759	897,217,677	898,497,172	895,714,049

Earnings (Loss) per Share (basic)	0.21	0.23	(0.55)	0.56

Diluted Earnings (Loss) per Share:
Net income (loss)	187	207	(496)	506
Interest expense on convertible debt, net of tax	5	5	—	13
Net income (loss), adjusted	192	212	(496)	519
Weighted average shares outstanding	899,314,759	897,217,677	898,497,172	895,714,049
Dilutive effect of stock options	4,922	—	—	279,670
Dilutive effect of nonvested shares	3,588,775	843,809	—	1,251,394
Dilutive effect of convertible debt	42,310,582	59,069,926	—	67,301,056
Number of shares used in calculating Earnings (Loss) per Share	945,219,038	957,131,412	898,497,172	964,546,169

Earnings (Loss) per Share (diluted)	0.20	0.22	(0.55)	0.54

As of September 29, 2007, common shares issued were 910,293,420 shares of which 10,973,177 shares were owned by the Company as treasury stock.
As of September 29, 2007, there were outstanding stock options exercisable into the equivalent of 47,225,370 common shares. There was also the equivalent of 42,310,582 common shares outstanding for convertible debt, out of which 74,936 for the 2013 bonds and 42,235,646 for the 2016 bonds. None of these bonds have been converted to shares during the first nine months of 2007.
17. Long-term employee benefits and Retirement plans
The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.
For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of September 29, 2007, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). Nevertheless, since December 31, 2006 and until June 30, 2007, the TFR has been reported according to FAS 132(R), as any other defined benefit plan. The information presented below for the third quarter and for the first nine months of 2006 has been modified accordingly.

A new Italian regulation concerning employee retirement schemes was enacted on July 1, 2007. Since that date, the TFR has been accounting for as a defined contribution plan. Consequently, the information presented for the third quarter of 2007 does not include any benefit cost related to the Italian pension plan.
The components of the net periodic benefit cost include the following:

	(unaudited)		(unaudited)
	Three Months ended		Nine Months ended
	September 29,	September 30,	September 29,	September 30,
In millions of U.S dollards	2007	2006	2007	2006

Service cost	4	10	24	30
Interest cost	5	6	19	17
Expected return on plan assets	(4)	(3)	(11)	(9)
Recognition of prior service cost	1	—	1	(5)
Amortization of net (gain) and loss	1	1	2	3

Net periodic benefit cost	7	14	35	36

Employer contributions paid and expected to be paid in 2007 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2006.
18. Dividends
At the Annual General Meeting of Shareholders on April 26, 2007 shareholders approved the distribution of $0.30 per share in cash dividends. The dividend amount of approximately $269 million was paid in the second quarter of 2007.
At the Annual General Meeting of Shareholders on April 27, 2006 shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2006.
19. Treasury Stock
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2007 and 2006.
The treasury shares have been designated for allocation under the Company’s share based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006 and 2007 Annual General Meeting of Shareholders. During the first nine months of 2007, 1,789,714 of these treasury shares have been transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2007 of the first and second tranches of the stock award plans granted in 2006 and 2005 and the acceleration of the vesting of a limited number of stock awards. As of September 29, 2007, 10,973,177 treasury shares were outstanding. As of September 30, 2006 635,326 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting as at April 27, 2006 of the first tranche of the stock award plan granted in 2005.

20. Contingencies and Uncertainties in Income Tax Positions
The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third party intellectual property as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
With the adoption of FIN 48 in the first quarter of 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities, as described in details in Note 5. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2006. Total unrecognized tax benefits as of the date of adoption amounts to $82 million, of which $74 million correspond to tax exposure provisions recorded under accounting principles applicable prior to FIN 48 adoption. The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at the adoption date and as at September 29, 2007 and in the consolidated statement of income for the nine months ended September 29, 2007 are not material. Additionally, there is no reasonable evidence that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months. Nevertheless, this assertion is based on events and circumstances as known today. Events may occur in the near future that would cause a material change in the estimate of the unrecognized tax benefit.
21. Claims and Legal proceedings
The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.
The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.

22. Derivative instruments
Foreign Currency Forward Contracts Not Designated as a Hedge
The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.
Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges with foreign currency forward contracts and currency options certain euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods.
The foreign currency forward contracts and currency options used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.
Fair Value Hedges
In the second quarter 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s convertible bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at the fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated income statement.
The net gain recognized in “other income and expenses, net” for the nine months ended September 29, 2007 as a result of the ineffective portion of this fair value hedge was not material.

23. Segment Reporting
The Company operates in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.
Beginning with the first quarter of 2005, the Company reported until December 31, 2006 its semiconductor sales and operating income in three segments:
•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines – Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Power, Analog (“MPA”) segment.
In an effort to better align the Company to meet the requirements of the market, together with the pursuit of strategic repositioning in Flash Memory, the Company announced in December 2006 a reorganization of its product segments into three main segments:
•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment.
ASG segment includes the existing APG and CPG product lines and the newly created Mobile, Multimedia and Communications Group and Home, Entertainment and Display Group. IMS segment contains the Microcontrollers, Memories and Smartcards Group and the Analog, Power and MEMS Group. FMG segment incorporates all Flash Memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. The new product segments became effective on January 1, 2007. The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. However management believes the 2006 quarter’s presentation is representative of 2007 and is using these comparatives when managing the Company.
The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.
Net revenues by product segment

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
In million of U.S dollars	2007	2006	2007	2006

Net revenues by product segment:
Application Specific Product Groups segment	1,394	1,370	3,918	4,054
Industrial and Multisegment Sector segment	804	754	2,292	2,081
Flash Memory Group segment	352	379	1,006	1,198
Others(1)	15	10	42	38
Total consolidated net revenues	2,565	2,513	7,258	7,371

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.
Operating income (loss) by product segment

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 29,	September 30,	September 29,	September 30,
In million of U.S dollars	2007	2006	2007	2006
Operating income (loss) by product segment:

Application Specific Product Groups segment	142	125	195	328
Industrial and Multisegment Sector segment	129	134	338	316
Flash Memory Group segment	(35)	(17)	(77)	(29)
Total operating income of product segments	236	242	456	615
Others(1)	(55)	(48)	(985)	(111)
Total consolidated operating income (loss)	181	194	(529)	504

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)		(unaudited)
	Three months ended		Nine months ended
	September 29,	September	September 29,	September
In million of U.S dollars	2007	30, 2006	2007	30, 2006
Reconciliation to consolidated operating income (loss):

Total operating income of product segments	236	242	456	615
Strategic and other research and development programs	(6)	(3)	(14)	(8)
Start-up costs	(4)	(16)	(19)	(41)

Impairment, restructuring charges and other related closure costs	(31)	(20)	(949)	(67)

Other non-allocated provisions(1)	(14)	(9)	(3)	5
Total operating loss Others (2)	(55)	(48)	(985)	(111)
Total consolidated operating income (loss)	181	194	(529)	504

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs.

(2)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 5, 2007	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board
 Enclosure: STMicroelectronics N.V.’s Third Quarter and First Nine Months 2007:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.